Exhibit 99.1

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC
9Fl., One IFC,
10, Gukjegeumyung-ro,
Youngdeungpo-gu, Seoul
150-945, Korea

Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholder and the Board of Directors of

Woori Bank

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of Woori Bank and its subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of September 30, 2014 and the related consolidated statements of comprehensive income for the three and nine months ended September 30, 2014 and September 30, 2013, respectively, and the related consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2014 and September 30, 2013, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review.

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Group are not presented fairly, in all material respects, in accordance with Korean International Financial Standards (“K-IFRS”) 1034 , ‘Interim Financial Reporting.’

Others

We audited the consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2013 (not presented in the accompanying consolidated financial statements), in accordance with auditing standards generally accepted in Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 3, 2014. The consolidated statement of financial position as of December 31, 2013, presented as a comparative purpose in the accompanying financial statements, does not differ in all material respects from such audited consolidated statement of financial position.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

November 14, 2014

Notice to Readers

This report is effective as of November 14, 2014, the accountants’ report date. Certain subsequent events or circumstances may have occurred between this accountants’ report date and the time the report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to the accountants’ report.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Bank and its subsidiaries.

Soon Woo Lee

Chairman and Chief Executive Officer

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

	Korean Won
	September 30, 2014	December 31, 2013
	(In millions)
ASSETS
Cash and cash equivalents (Note 6)	5,368,346	5,472,425
Financial assets at fair value through profit or loss (Notes 7, 11 and 19)	4,387,817	4,398,132
Available-for-sale financial assets (Notes 8, 11 and 19)	16,294,458	16,897,731
Held-to-maturity financial assets (Notes 9, 11 and 19)	12,272,485	12,038,820
Loans and receivables (Notes 10, 11,19 and 45)	211,469,805	207,360,680
Investments in associates (Note 13)	686,123	546,188
Investment properties (Note 14)	354,569	333,834
Premises and equipment, net (Note 15)	2,357,209	2,369,213
Intangible assets, net (Note 16)	67,924	76,016
Other assets (Note 17)	216,935	161,258
Current tax assets (Note 42)	2,795	136,713
Deferred tax assets (Note 42)	128,556	61,764
Derivative assets (Notes 11 and 26)	163,574	131,410
Assets held-for-sale (Note 18)	3,225	587

Total assets	253,773,821	249,984,771

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 11 and 20)	2,445,941	2,631,037
Deposits due to customers (Notes 11, 21 and 45)	181,913,708	175,209,309
Borrowings (Notes 11, 22 and 45)	15,977,485	17,264,362
Debentures (Notes 11 and 22)	16,704,324	16,088,973
Provisions (Note 23)	468,041	618,225
Retirement benefit obligation (Note 24)	88,653	39,370
Current tax liabilities (Note 42)	239,352	8,889
Other financial liabilities (Notes 11 and 25)	17,269,642	19,401,628
Other liabilities (Note 25)	317,792	322,932
Deferred tax liabilities (Note 42)	1,468	45,274
Derivative liabilities (Notes 11 and 26)	2,198	4,441

Total liabilities	235,428,604	231,634,440

(Continued)

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 (CONTINUED)

	Korean Won
	September 30, 2014	December 31, 2013
	(In millions)
EQUITY
OWNER’S EQUITY
Capital stock (Note 28)	2,983,452	2,983,452
Hybrid equity securities (Note 28)	1,880,798	2,380,797
Capital surplus (Note 28)	734,711	734,671
Other equity (Note 29)	14,443	5,483
Retained earnings (Notes 30 and 31)
(Regulatory reserve for credit loss as of September 30, 2014 and December 31, 2013 is ￦1,250,337 million and ￦1,384,199 million, respectively
Unreserved regulatory reserve for credit loss as of September 30, 2014 and December 31, 2013 is nil, respectively.
Regulatory reserve for credit loss to be reserved (reversed) as of September 30, 2014 and December 31, 2013 is ￦182,479 million and ￦(-)133,862 million, respectively
Planned provision (reversal) of regulatory reserve for credit loss as of September 30, 2014 and December 31, 2013 is ￦182,479 million and ￦(-)133,862 million, respectively)	12,723,818	12,239,195

	18,337,222	18,343,598
NON-CONTROLLING INTERESTS	7,995	6,733

Total equity	18,345,217	18,350,331

Total liabilities and equity	253,773,821	249,984,771

See accompanying notes to consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

	Korean Won
	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for income per share data)
OPERATING INCOME:
Net interest income (Notes 33 and 45):
Interest income	2,194,261	6,603,198	2,256,520	6,872,268
Interest expenses	1,126,388	3,387,314	1,154,702	3,570,437

	1,067,873	3,215,884	1,101,818	3,301,831

Net fee and commission income (Notes 34 and 45):
Fee and commission income	234,889	727,353	247,897	725,000
Fee and commission expenses	32,207	108,105	31,189	111,955

	202,682	619,248	216,708	613,045

Dividend income (Notes 35 and 45)	9,717	81,447	20,068	63,495
Gain on financial instruments at fair value through profit or loss (Note 36)	90,425	96,359	25,172	150,154
Gain (loss) on available-for-sale financial assets (Note 37)	37,553	360	(11,279)	(2,570)
Impairment losses due to credit loss (Notes 39 and 45)	(292,085)	(546,865)	(674,833)	(1,576,416)
General and administrative expenses (Note 40)	(667,398)	(2,016,066)	(627,528)	(1,950,421)
Net other operating expenses (Notes 40 and 45)	(178,361)	(459,676)	(10,566)	(149,877)

	270,406	990,691	39,560	449,241

NON-OPERATING INCOME
Share of profits (loss) of associates (Notes 13 and 41)	6,279	(38,440)	1,376	2,424
Other non-operating income (Note 41)	36,152	48,804	17,874	41,808

	42,431	10,364	19,250	44,232

NET INCOME BEFORE INCOME TAX EXPENSE	312,837	1,001,055	58,810	493,473

INCOME TAX EXPENSE (Note 42)	92,911	254,399	27,840	105,363

PROFIT FROM CONTINUING OPERATIONS	219,926	746,656	30,970	388,110
PROFIT FROM DISCONTINUED OPERATIONS (Note 46)	—	—	—	29,476

NET INCOME
(Net income after the provision (reversal) of regulatory reserve for credit loss for the nine months ended September 30, 2014 and September 30, 2013 are ￦564,177 million and ￦501,160 million, respectively) (Note 31)	219,926	746,656	30,970	417,586

Net income attributable to the owner	220,087	746,345	30,575	416,643
Profit from continuing operations	220,087	746,345	30,575	387,167
Profit from discontinued operations	—	—	—	29,476
Net income (loss) attributable to the non-controlling interests	(161)	311	395	943
Profit (loss) from continuing operations	(161)	311	395	943
Profit from discontinued operations	—	—	—	—

(Continued)

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013 (CONTINUED)

	Korean Won
	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for per share data)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Items that will not be reclassified to profit or loss
Re-measurement component of defined benefit plans	(24,008)	(51,684)	3,352	10,104
Items that may be reclassified to profit or loss
Gain (loss) on valuation of available-for-sale financial assets	75,851	81,704	(20,503)	(55,118)
Share of other comprehensive income (loss) on investment in associates	748	(2,005)	1,921	(1,069)
Gain (loss) on overseas business translation	14,792	(18,976)	(83,027)	(27,911)
Gain on valuation of cash flow hedge	—	—	80	1,447

	67,383	9,039	(98,177)	(72,547)
TOTAL COMPREHENSIVE INCOME (LOSS)	287,309	755,695	(67,207)	345,039

Comprehensive income (loss) attributable to the owner	287,326	755,408	(65,898)	345,434
Comprehensive income (loss) attributable to the non-controlling interests	(17)	287	(1,309)	(395)
NET INCOME PER SHARE:
(In Korean Won) (Note 43)
Continuing and discontinued operations
Basic earnings (losses) per common share	317	1,086	(8)	513
Diluted earnings (losses) per common share	317	1,086	(8)	484
Continuing operations
Basic earnings (losses) per common share	317	1,086	(8)	465
Diluted earnings (losses) per common share	317	1,086	(8)	439

See accompanying notes to consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Unit: Korean Won in millions)

				Other equity
	Capital stock	Hybrid equity securities	Capital surplus	Gain (loss) on valuation of available- for-sale financial assets	Gain (loss) on valuation of cash flow risk hedge	Gain (loss) on overseas business translation	Share of other comprehensive loss on associates	Re- measurement component of defined benefit plans	Other	Retained earnings	Total owner’s equity	Non- controlling interests	Total equity
January 1, 2013	3,829,783	1,681,807	812,016	207,776	(1,447)	(75,232)	(281)	(62,246)	—	12,195,154	18,587,330	7,611	18,594,941
Dividends	—	—	—	—	—	—	—	—	—	(273,828)	(273,828)	—	(273,828)
Net income	—	—	—	—	—	—	—	—	—	416,643	416,643	943	417,586
Valuation of available-for-sale financial assets	—	—	—	(40,321)	—	—	—	—	—	—	(40,321)	—	(40,321)
Valuation of investment in associates	—	—	—	—	—	—	(1,069)	—	—	—	(1,069)	—	(1,069)
Translation of overseas business	—	—	—	—	—	(26,573)	—	—	—	—	(26,573)	(1,338)	(27,911)
Cash flow hedge	—	—	—	—	1,447	—	—	—	—	—	1,447	—	1,447
Actuarial gain	—	—	—	—	—	—	—	9,884	—	—	9,884	—	9,884
Issuance of hybrid equity securities	—	499,288	—	—	—	—	—	—	—	—	499,288	—	499,288
Spin-off of the credit card division (Note 46)	(846,331)	—	(77,345)	(14,797)	—	—	—	220	—	(111,747)	(1,050,000)	—	(1,050,000)

Balance as of September 30, 2013	2,983,452	2,181,095	734,671	152,658	—	(101,805)	(1,350)	(52,142)	—	12,226,222	18,122,801	7,216	18,130,017

January 1, 2014	2,983,452	2,380,797	734,671	187,609	—	(127,531)	774	(55,369)	—	12,239,195	18,343,598	6,733	18,350,331
Dividends	—	—	—	—	—	—	—	—	—	(261,706)	(261,706)	—	(261,706)
Net income	—	—	—	—	—	—	—	—	—	746,345	746,345	311	746,656
Valuation of available-for-sale financial assets	—	—	—	81,704	—	—	—	—	—	—	81,704	—	81,704
Valuation of investment in associates	—	—	—	—	—	—	(2,005)	—	—	—	(2,005)	—	(2,005)
Translation of overseas business	—	—	—	—	—	(18,952)	—	—	—	—	(18,952)	(24)	(18,976)
Actuarial loss	—	—	—	—	—	—	—	(51,684)	—	—	(51,684)	—	(51,684)
Repayment of hybrid equity securities	—	(499,999)	—	—	—	—	—	—	—	(1)	(500,000)	—	(500,000)
Others	—	—	40	—	—	—	—	—	(103)	(15)	(78)	975	897

Balance as of September 30, 2014	2,983,452	1,880,798	734,711	269,313	—	(146,483)	(1,231)	(107,053)	(103)	12,723,818	18,337,222	7,995	18,345,217

See accompanying notes to consolidated financial statements

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

	Korean Won
	2014	2013
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	746,656	417,586
Adjustment to net income:
Interest income	(6,603,198)	(7,094,278)
Interest expenses	3,387,314	3,601,089
Dividend income	(81,447)	(67,731)
Income tax expense	254,399	114,774

	(3,042,932)	(3,446,146)

Additions of expenses not involving cash outflows:
Loss on available-for-sale financial assets	—	1,543
Impairment losses due to credit loss	546,865	1,603,231
Retirement benefits	80,393	81,245
Loss on derivatives for hedging	17,330	69,153
Loss on fair value hedged items	25,527	12,918
Impairment loss on investment in associates	16,977	—
Loss on valuation of investment in associates	70,378	20,643
Loss on disposal of investment in associates	34	4,464
Loss on disposal of premises and equipment, intangible assets and investment properties	603	626
Depreciation and amortization of premises and equipment, intangible assets and investment properties	100,298	103,850
Impairment loss on premises and equipment, intangible assets and investment properties	1,179	443
Other provisions	1,020	18,317

	860,604	1,916,433

Deductions of revenue not involving cash inflows:
Gain on available-for-sale financial assets	360	—
Gain on derivatives for hedging	20,961	14,524
Gain on fair value hedged items	21,959	80,140
Gain on valuation of investment in associates	33,546	23,067
Reversal of impairment loss on investment in associates	15,369	—
Gain on disposal of investment in associates	29,339	19,649
Gain on disposal of premises and equipment, intangible assets and investment properties	383	1,294
Reversal of impairment loss on premises and equipment, intangible assets and other assets	259	46
Reversal of other provisions	279	100

	122,455	138,820

(Continued)

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013 (CONTINUED)

	Korean Won
	2014	2013
	(In millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(174,781)	5,706,145
Loans and receivables	(5,247,110)	(3,200,484)
Other assets	(55,754)	(60,298)
Deposits due to customers	6,696,198	34,907
Provisions	(93,283)	(105,090)
Other financial liabilities	(2,220,061)	(552,499)
Other liabilities	8,413	5,304

	(1,086,378)	1,827,985

Interest income received	6,555,264	7,062,791
Interest expense paid	(3,366,955)	(3,809,323)
Dividend received	81,535	67,731
Income taxes paid	(52,230)	(332,946)

Net cash provided by operating activities	573,109	3,565,291

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	18,381,901	17,147,950
Redemption from held-to-maturity financial assets	3,651,855	4,769,937
Disposal of investments in associates	83,161	76,697
Disposal of investment properties	—	5,212
Disposal of premises and equipment	170	972
Disposal of intangible assets	130	1,498
Disposal of assets held-for-sale	292	2,268

	22,117,509	22,004,534

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	17,363,725	19,033,506
Acquisition of held-to-maturity financial assets	3,856,215	2,420,166
Acquisition of investments in associates	67,431	—
Acquisition of premises and equipment	67,725	63,268
Acquisition of intangible assets	27,469	9,512
Spin-off of the credit card division	—	375,175

	21,382,565	21,901,627

Net cash provided by investing activities	734,944	102,907

(Continued)

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013 (CONTINUED)

	Korean Won
	2014	2013
	(In millions)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash in-flows from financing activities:
Issuance of borrowings	6,874,023	3,771,268
Issuance of debentures	6,095,733	4,227,417
Capital contribution from non-controlling interest	980	—
Issuance of hybrid equity securities	—	499,288

	12,970,736	8,497,973

Cash out-flows from financing activities:
Repayment of borrowings	8,161,604	6,895,210
Repayment of debentures	5,463,892	3,859,694
Repayment of hybrid equity securities	500,000	—
Dividends paid	244,877	252,716

	14,370,373	11,007,620

Net cash used in financing activities	(1,399,637)	(2,509,647)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(12,495)	(74,101)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(104,079)	1,084,450
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD (Note 6)	5,472,425	4,593,736

CASH AND CASH EQUIVALENTS, END OF THE PERIOD (Note 6)	5,368,346	5,678,186

See accompanying notes to consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

AND FOR THE THREE MONTHS AND THE NINE MONTHS

ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

1.	GENERAL

(1)	Woori Bank

Woori Bank was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On March 27, 2001, Korea Deposit Insurance Corporation (“KDIC”) established Woori Finance Holdings Co., Ltd. (“WFH”). Woori Bank (the “Bank”) is a wholly owned subsidiary of WFH as of September 30, 2014. The Bank’s common stock amounts, expressed in Korean Won (the “KRW” or “￦”), to ￦2,983,452 million and the Bank’s common shares issued and outstanding as of September 30, 2014 are 597 million shares. The head office of the Bank is located in Seoul, Korea. The Bank has 992 branches and offices in the Republic of Korea (“Korea”), and 19 branches and offices overseas as of September 30, 2014.

As of November 1, 2014 (the effective date of the merger), the Bank merged with Woori Financial Holding co., Ltd., a controlling party of the Bank. As a result, Woori Financial Holding Co. Ltd. ceased to exist as a legal entity, and the Bank became a continuing entity. The total number of 5.97 million shares, which had been the common stocks of the Bank, was disposed through the capital reduction, and 6.76 million shares were newly issued based on the ratio of merger. As such, the total number of shares outstanding as at the effective date of the merger is 6.76 million. Meanwhile, due to the merger, Woori Card Co., Ltd., Woori Investment Bank, Woori FIS Co., Ltd., Woori private equity and Woori Finance Research Institute have been incorporated in the Bank’s consolidated financial statements.

(2)	Subsidiaries

1)	The consolidated financial statements for Woori Bank and its subsidiaries (“the Group”) include the following subsidiaries (Unit: Korean Won in millions, USD in thousands, RUB in 100 millions, IDR in millions, BRL in thousands):

					September 30, 2014
Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Credit Information Co., Ltd.	Korea	KRW	5,000	Credit information	1,008,000	100.0	September 30
Woori America Bank	U.S.A	USD	122,500	Financial service industry	24,500,000	100.0	September 30
P.T. Bank Woori Indonesia	Indonesia	IDR	170,000	Financial service industry	1,618	95.2	September 30
Woori Global Market Asia Limited	Hong Kong	USD	100,000	Financial service industry	78,000,000	100.0	September 30
Woori Bank China Limited	China	USD	308,810	Financial service industry	—	100.0	September 30
ZAO Woori Bank	Russia	RUB	14.5	Financial service industry	57,999,999	100.0	September 30
Woori Brazil Bank	Brazil	BRL	77,090	Financial service industry	77,094,000	100.0	September 30
Mails Finance Plc.	Cambodia	USD	3,000	Financial service industry	3,000,000	100.0	September 30
Korea BTL Infrastructure Fund	Korea	KRW	653,300	Financial service industry	130,460,777	99.9	September 30
Woori Fund Service Co., Ltd.	Korea	KRW	10,000	Financial service industry	2,000,000	100.0	September 30

2)	For structured entities under K-IFRS 1112 “Disclosure of Interests in Other Entities”, the Group has consolidated the entities based on the overall consideration of 1) power over the entities, 2) exposure, or rights, to variable returns from the Group’s involvement with the entities, and 3) the ability to use its power over the entities to affect the amount of the investor’s return, which are the factors to consider when to determine the Group has control over an entity under K-IFRS, rather than sole consideration of the ownership interests.

Details of structured entities included in the consolidation scope as of September 30, 2014 are as follows:

Subsidiaries	Location	Main business	Percentage of ownership (%)	Financial statements as of
Kumho Trust 1st Co., Ltd. and others (*1)	Korea	Asset Securitization	—	September 30
KAMCO Value Recreation 1st Securitization Specialty LLC (*1)	Korea	Asset Securitization	15.0	September 30
Woori Bank Principal Guaranteed Trust, Woori Bank Principal and Interest Guaranteed Trust (*2)	Korea	Trust	—	September 30
Haeoreum Short-term Bond 15th and others	Korea	Investment securities	100.0	September 30
Woori Milestone Private Real Estate Fund 1st	Korea	Investment securities	94.8	September 30
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	September 30

(*1)	It is determined that the Group controls the entity after considering all the facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity, even though the Group holds less than 50% ownership of the entity.
(*2)	The Group controls the trusts because it has power that affects the trusts’ return from its involvement with the trusts and is significantly exposed to variable returns, such as to absorb losses through the guarantees of payment of principal and fixed rate of return provided to investors.

The following entities have been excluded from the consolidation scope, although the Group’s ownership interests in them are higher than 50%:

Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment	Korea	Investment securities	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th	Korea	Investment securities	51.3

3)	Details of structured entities newly included in the consolidation scope during the nine months ended September 30, 2014 are as follows:

SPEs	Reasons
New-year 8th Co., Ltd.	The structured entity which was established for the asset securitization transaction purpose. It is determined that the Group controls the entity given the Group’s exposure to the variable return from the entity and the Group’s ability to influence over the amount of the return from the entity.
HDC New Star Private Equity Securities 24th and others	The structured entity which was established for the purpose of investing in securities. It is determined that the Group controls the entity based on the overall consideration of the Group’s power over the relevant activities of the entity, the Group’s exposure to the variable return from the entity, and the Group’s ability to influence over the amount of the return from the entity.

4)	Details of structured entities newly excluded from the consolidation scope during the nine months ended September 30, 2014 are as follows:

SPEs	Reasons
Guam Emerald LLC	Loss of control due to the Group’s disposal of loans that previously originated to the entity
Hyundai Platinum Private Equity Securities W-2nd and other 16 Private Equity Securities	Disposal and repayment of beneficiary certificates (*)

(*)	As a result of disposal and repayment of the beneficiary certificates, the structured entity was excluded from the consolidation scope and the related gain ￦28,478 million was recognized in the consolidated statements of comprehensive income of the Group.

5)	Summarized statements of financial position as of September 30, 2014 and December 31, 2013, respectively, and comprehensive income statements for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively, of subsidiaries whose financial information is included in the consolidated financial statements of the Group, are as follows (Unit: Korean Won in millions):

< September 30, 2014 >

Subsidiaries	Assets	Liabilities	Equity	Revenue	Net income (loss)	Total comprehensive income (loss)
Woori Credit Information Co., Ltd.	32,252	5,527	26,725	23,894	1,471	1,355
Woori America Bank	1,267,703	1,108,505	159,198	36,260	4,617	4,308
PT. Bank Woori Indonesia	881,629	729,330	152,299	46,228	12,180	11,688
Woori Global Market Asia Limited	298,428	193,467	104,961	4,797	518	419
Woori Bank China Limited	3,689,401	3,265,785	423,616	157,516	5,490	3,931
ZAO Woori Bank	205,229	157,440	47,789	9,179	2,894	(6,998)
Woori Brazil Bank	178,574	144,720	33,854	13,494	1,275	(198)
Malis Finance Plc.	13,432	8,472	4,960	1,281	240	360
Korea BTL Infrastructure Fund	661,375	261	661,114	26,692	24,188	24,188
Woori Fund Service Co., Ltd.	9,275	490	8,785	3,660	(274)	(274)
Woori Bank Principal and Interest Guaranteed Trust	1,450,948	1,422,670	28,278	51,010	374	374
Consolidated structured entities for asset securitization	470,673	915,042	(444,369)	31,558	(18,936)	(14,569)
Consolidated structured entities for investing in securities and others	3,238,045	581,019	2,657,026	51,942	11,647	29,809

< December 31, 2013 >

Subsidiaries	Assets	Liabilities	Equity	Revenue	Net income (loss)	Total comprehensive income (loss)
Woori Credit Information Co., Ltd.	31,414	5,037	26,377	35,154	1,912	2,118
Woori America Bank	1,228,163	1,073,273	154,890	48,707	27,939	24,532
PT. Bank Woori Indonesia	666,804	526,192	140,612	350,165	20,896	(18,214)
Woori Global Market Asia Limited	184,475	79,933	104,542	7,276	2,291	1,150
Woori Bank China Limited	3,414,199	2,994,515	419,684	247,721	10,258	3,677
ZAO Woori Bank	201,035	146,248	54,787	11,722	3,037	(114)
Woori Brazil Bank	143,993	109,940	34,053	7,689	(127)	(4,522)
Korea BTL Infrastructure Fund	651,973	255	651,718	33,747	30,687	30,687
Woori Fund Service Co., Ltd.	2,694	532	2,162	5,035	(270)	(270)
Woori Bank Principal and Interest Guaranteed Trust	1,389,082	1,361,177	27,905	51,640	(293)	(293)
Consolidated structured entities for asset securitization	573,737	1,053,530	(479,793)	41,619	(58,662)	(65,385)
Consolidated structured entities for investing in securities and others	2,142,185	30,885	2,111,300	47,273	32,678	29,816

6)	The structured entities where the Group has financial interests on involvement, such as:

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Security investments structured entity

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

7)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of the jurisdictions in which they were incorporated with regard to funding or management of deposits. Also, there is a limitation consisting in the fact that they must have pre-approval from their regulators in case of remittance of earnings to the parent company.

8)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds. The Group has no controlling power over those structured entities, which is determined in accordance with K-IFRS 1110 “Consolidated Financial statement”. As therefore, those structured entities are not consolidated to the Group. They are classified as three categories, asset securitization vehicles, structured finance and investment fund based on nature and purpose of their investments and risk exposed to the Group.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total asset of the unconsolidated structured entities, carrying value of the related items recorded, maximum exposure to risks, and related loss recognized as of and for the nine months ended September 30, 2014, and as of and for the year ended December 31, 2013, respectively, are as follows (Unit: Korean Won in millions):

The maximum exposure incorporates the amounts that may be determined in future when certain conditions under contracts are met, in relation with the Group’s investments, purchase commitments, or credit facilities provided.

	September 30, 2014
	Asset Securitization vehicle	Structured Finance	Investment Funds
Total asset of the unconsolidated structured entities	7,819,443	41,050,194	5,077,544
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	488,574	2,300,896	825,796
Loans and receivables	215,368	2,258,231	—
(Allowance for credit losses)	(531)	(158,335)	—
Available-for-sale financial assets	—	164,383	522,171
Held-to-maturity financial assets	273,657	—	—
Investments in associates	—	—	303,625
Derivative assets	80	36,617	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	19,136	1,147	—
Other liabilities (Provisions)	19,136	1,147	—
Maximum exposure to risks	2,318,562	2,866,094	825,796
Investments	488,574	2,300,896	825,796
Purchase commitment	377,838	—	—
Credit facilities	1,452,150	491,878	—
Other commitment	—	73,320	—
Loss recognized in relation with unconsolidated structured entities	—	474	24,736

	December 31, 2013
	Asset Securitization vehicle	Structured Finance	Investment Funds
Total asset of the unconsolidated structured entities	7,819,335	22,969,448	4,063,207
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	451,950	2,579,950	855,225
Loans and receivables	90,500	2,592,627	—
(Allowance for credit losses)	(221)	(218,591)	—
Available-for-sale financial assets	—	155,246	582,389
Held-to-maturity financial assets	361,576	—	—
Investments in associates	—	—	272,836
Derivative assets	95	50,668	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	17,901	1,321	12
Other liabilities (Provisions)	17,901	1,321	12
Maximum exposure to risks	2,394,611	3,228,201	909,825
Investments	451,950	2,579,950	855,225
Purchase commitment	511,280	—	—
Credit facilities	1,309,881	365,958	54,600
Other commitment	121,500	282,293	—
Loss recognized in relation with unconsolidated structured entities	—	22,142	3,747

2.	SUMMARY OF SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Group’s consolidated financial statements for the nine months ended September 30, 2014 are prepared in accordance with K-IFRS 1034 ‘Interim Financial Reporting.’ It is necessary to use the annual consolidated financial statements for the year ended December 31, 2013 for the understanding of the interim financial statements.

Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the consolidated financial statements for the nine months ended September 30, 2014.

(1)	The Group has newly adopted the following new and revised K-IFRSs that have affected the accounting policies.

- Amendments to K-IFRS 1032 Financial Instruments: ‘Presentation’

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. The adoption of the amendments has no significant impact on the Group’s consolidated financial statements.

- Amendments to K-IFRS 1110, 1112 and 1027: ‘Investment Entities’

Investment Entities introduced an exception to the principle in K-IFRS 1110 Consolidated financial statement that all subsidiaries shall be consolidated. The amendments define an investment entity and require a reporting entity that meets definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements. Also, the consequential amendments have been made to K-IFRS 1112, Disclosure of Interests in Other Entities, and K-IFRS 1027, Separate Financial Statements to introduce new disclosure requirements for investment entities. The adoption of the amendments has no significant impact on the Company’s separate financial statements.

- Amendments to K-IFRS 1039 Financial Instruments: ‘Recognition and Measurement’

The amendments allowed the Group to use hedge accounting when, as a consequence of laws or regulations or the introduction of laws or regulations, the original counterparty to the hedging instrument is replaced by a central counterparty or an entity which is acting as counterparty in order to effect clearing by a central counterparty. The adoption of the amendments has no significant impact on the Group’s consolidated financial statements.

- Enactment of K-IFRS 2121: ‘Levies’

The enactment defines that the obligating event giving rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy in accordance with the related legislation. The enactment has no significant impact on the Group’s consolidated financial statements.

In addition to the new amendments and enactments listed above, K-IFRS 1036, Impairment of Assets, had been amended to add clarifications about the disclosure requirement in relation to estimated recoverable amount for non-financial assets. The adoption of these amendments has no significant impact on the Group’s consolidated financial statements.

(2)	The Group has not applied the following new and revised K-IFRS that have been issued but are not yet effective:

- Amendments to K-IFRS 1019: ‘Employee Benefits’

If the amount of the contributions is not subject to service period, the Group is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The amendments are effective for the annual periods beginning on or after July 1, 2014.

The Group does not anticipate that the amendments and enactments listed above to have significant impact on the Group’s consolidated financial statements.

In addition to the amendments listed above, there were annual improvements on the previously adopted K-IFRSs, however, the Group does not anticipates that those annual improvements to have significant impact on the Group’s consolidated financial statements.

(3)	Reclassification of profit or loss from Financial asset or financial liability at fair value through profit or loss

The Group reclassified hybrid financial instruments related to stocks from financial liabilities held for trading (derivative liability related to stocks) to financial liability at fair value through profit or loss for the year ended December 31, 2013. As a result, loss on financial instrument at fair value through profit or loss related to hybrid financial instruments increased by ￦11,205 million and loss on financial instruments held for trading (loss on derivatives related to stocks) decreased by ￦11,205 million for the nine months ended September 30, 2013. It is reclassification of accounts within profits or losses on financial instruments at fair value through profit or loss and does not affect net profit or loss of the Group reported for the nine months ended September 30, 2013.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated by the management of the Group and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. As such, actual results can differ from those estimates due to uncertainties.

The significant judgments which the management made about the application of the Group’s accounting policies and key sources of uncertainty in estimates do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2013.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the level of risks to be accepted, or to manage the risks.

The Group’s risk management procedure is set for improvement in the quality of assets held and investments by making decisions about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Group takes approaches to minimize risks and maximize profits by managing risks acceptable to the Group and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Group’s risk management policy. The Risk Management Committee of the Group makes the decision on the risk management strategy such as the avoidance of concentration of risk and the establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

2)	Credit line management

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

3)	Credit risk mitigation

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4)	Maximum exposure to credit risk

The maximum exposures of financial instruments, excluding equity securities, to credit risk are as follows (Korean Won in millions):

		September 30, 2014	December 31, 2013
Loans and receivables	Korean treasury and government agencies	14,414,895	14,803,353
	Banks	17,166,767	21,668,783
	Corporates	85,446,055	83,836,761
	Consumers	94,442,088	87,051,783

		211,469,805	207,360,680

Financial assets at fair value through profit or loss (“FVTPL”)	Short-term debt securities (*)	2,130,190	1,971,741
	Gold banking assets	12,467	9,299
	Derivative assets	2,017,443	2,177,357

		4,160,100	4,158,397

Available-for-sale (“AFS”) financial assets	AFS debt securities (*)	11,798,512	12,323,342

Held-to-maturity (“HTM”) financial assets	HTM debt securities	12,272,485	12,038,820

Derivative assets	Derivative assets	163,574	131,410

Off-balance	Guarantees	18,001,055	18,137,380
	Loan commitments	62,853,960	65,044,986

		80,855,015	83,182,366

		320,719,491	319,195,015

(*)	Financial assets at FVTPL and AFS financial assets incorporate debt securities only (Notes 7 and 8).

5)	Credit risk of loans and receivables

The credit risk of loans and receivables by loan conditions are as follows (Unit: Korean Won in millions):

	September 30, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	14,418,989	17,180,102	47,971,163	29,243,475	6,361,040	83,575,678	93,124,160	208,298,929
Loans overdue but not impaired	—	—	54,858	262,098	12,986	329,942	1,164,072	1,494,014
Impaired loans	—	—	2,997,809	682,104	522,001	4,201,914	582,172	4,784,086

	14,418,989	17,180,102	51,023,830	30,187,677	6,896,027	88,107,534	94,870,404	214,577,029

Less: Allowances for credit losses	4,094	13,335	1,731,110	732,489	197,880	2,661,479	428,316	3,107,224

Total, net	14,414,895	17,166,767	49,292,720	29,455,188	6,698,147	85,446,055	94,442,088	211,469,805

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	14,807,548	21,687,316	48,661,107	27,862,065	5,494,128	82,017,300	85,541,733	204,053,897
Loans overdue but not impaired	—	—	82,800	177,461	—	260,261	1,215,115	1,475,376
Impaired loans	—	—	3,287,750	712,099	638,089	4,637,938	699,464	5,337,402

	14,807,548	21,687,316	52,031,657	28,751,625	6,132,217	86,915,499	87,456,312	210,866,675

Less: Allowances for credit losses	4,195	18,533	2,158,720	636,403	283,615	3,078,738	404,529	3,505,995

Total, net	14,803,353	21,668,783	49,872,937	28,115,222	5,848,602	83,836,761	87,051,783	207,360,680

a)	Credit quality of loans and receivables

The Group manages its loans and receivables that are neither overdue nor impaired through the internal rating system. The value of collateral held is the collateral-allocated amount used when calculating the respective allowances for credit losses. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	September 30, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade (*1)	14,414,895	17,166,767	32,759,602	10,994,426	4,118,869	47,872,897	88,841,780	168,296,339
Non-investment grade (*2)	—	—	14,745,881	17,888,743	2,173,215	34,807,839	4,126,938	38,934,777

	14,414,895	17,166,767	47,505,483	28,883,169	6,292,084	82,680,736	92,968,718	207,231,116

Value of collateral	2,753	507,382	16,776,987	22,678,649	3,266,347	42,721,983	78,567,597	121,799,715

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Investment grade (*1)	14,803,353	21,668,783	34,659,864	9,175,947	3,982,616	47,818,427	80,784,856	165,075,419
Non-investment grade (*2)	—	—	13,345,778	18,376,965	1,440,708	33,163,451	4,603,913	37,767,364

	14,803,353	21,668,783	48,005,642	27,552,912	5,423,324	80,981,878	85,388,769	202,842,783

Value of collateral	4,223	424,930	17,144,365	21,997,841	2,491,742	41,633,948	69,353,323	111,416,424

(*1)	Classified from AAA to BBB for corporates, from level 1 to level 6 for consumers by the internal credit rating
(*2)	Classified from BBB- to C for corporates, from level 7 to level 10 for consumers by the internal credit rating

The Group recognized allowance for credit losses of loans and receivables neither overdue nor impaired, amounting to ￦1,067,813 million and ￦1,211,114 million as of September 30, 2014 and December 31, 2013, respectively, which is deducted from the loans and receivables neither overdue nor impaired.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables that are overdue but not impaired are as follows:

The value of collateral held is the collateral-allocated amount used when calculating the respective allowances for credit losses (Unit: Korean Won in millions).

	September 30, 2014
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	43,548	150,451	12,581	206,580	969,191	1,175,771
30~60 days	—	—	1,620	32,104	—	33,724	101,841	135,565
60~90 days	—	—	2,002	41,969	—	43,971	53,357	97,328

	—	—	47,170	224,524	12,581	284,275	1,124,389	1,408,664

Value of collateral	—	—	39,538	186,028	—	225,566	968,055	1,193,621

	December 31, 2013
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	66,044	151,278	—	217,322	1,046,189	1,263,511
30~60 days	—	—	5,701	12,268	—	17,969	70,206	88,175
60~90 days	—	—	9,444	1,534	—	10,978	47,889	58,867

	—	—	81,189	165,080	—	246,269	1,164,284	1,410,553

Value of collateral	—	—	61,370	144,242	—	205,612	965,941	1,171,553

The Group recognized allowance for credit losses of loans and receivables that are overdue but not impaired, amounting to ￦85,350 million and ￦64,823 million as of September 30, 2014 and December 31, 2013, respectively, which is deducted from the loans and receivables that are overdue but not impaired.

c)	Individually impaired loans and receivables

Impaired loans and receivables are as follows (Unit: Korean Won in millions):

The collateral value held is the collateral-allocated amount used when calculating the respective provision for loan loss.

	September 30, 2014
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,740,067	347,495	393,482	2,481,044	348,981	2,830,025
Value of collateral	—	—	1,080,062	391,507	136,000	1,607,569	346,213	1,953,782

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,786,106	397,230	425,278	2,608,614	498,730	3,107,344
Value of collateral	—	—	1,275,724	458,426	91,000	1,825,150	502,797	2,327,947

The Group recognized allowance for credit losses of impaired loans and receivables amounting to ￦1,954,061 million and ￦2,230,058 million as of September 30, 2014 and December 31, 2013, respectively, which are deducted from the impaired loans and receivables above.

6)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities based on External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2014
	Held for trading	AFS securities	HTM securities	Total
AAA	1,703,018	9,408,229	12,143,988	23,255,235
AA- ~ AA+	303,575	939,757	103,857	1,347,189
BBB- ~ A+	123,597	1,450,526	24,640	1,598,763

	2,130,190	11,798,512	12,272,485	26,201,187

	December 31, 2013
	Held for trading	AFS securities	HTM securities	Total
AAA	1,451,913	10,335,245	12,005,952	23,793,110
AA- ~ AA+	457,893	961,606	17,540	1,437,039
BBB- ~ A+	61,935	1,026,491	15,328	1,103,754

	1,971,741	12,323,342	12,038,820	26,333,903

Financial assets at FVTPL and AFS financial assets only incorporate credit quality of debt securities, excluding equity securities and gold banking assets (Notes 7 and 8).

7)	Geographical and industrial distribution of credit risk

a)	The geographical distribution of credit risk of financial assets is as follows (Unit: Korean Won in millions):

		September 30, 2014
		Korea	China	USA	UK	Japan	Others	Total
Loans and receivables	Korean treasury and government agencies	14,414,895	—	—	—	—	—	14,414,895
	Banks	14,403,577	977,082	287,995	150,187	91,763	1,256,163	17,166,767
	Corporates	79,697,575	1,842,959	666,567	357,573	183,074	2,698,307	85,446,055
	Consumers	93,355,730	2,507	994,228	—	10,076	79,547	94,442,088

		201,871,777	2,822,548	1,948,790	507,760	284,913	4,034,017	211,469,805

Financial assets at FVTPL	Short-term debt securities	2,130,190	—	—	—	—	—	2,130,190
	Gold banking assets	—	—	—	12,467	—	—	12,467

		2,130,190	—	—	12,467	—	—	2,142,657

AFS financial assets	AFS debt securities	11,584,549	—	80,528	—	—	133,435	11,798,512
HTM financial assets	HTM debt securities	12,233,808	—	15,776	—	—	22,901	12,272,485
Off-balance	Guarantees	16,531,113	323,823	72,861	30,027	28,051	1,015,180	18,001,055
	Loan commitments	62,205,091	339,148	5,303	—	—	304,418	62,853,960

		78,736,204	662,971	78,164	30,027	28,051	1,319,598	80,855,015

		306,556,528	3,485,519	2,123,258	550,254	312,964	5,509,951	318,538,474

		December 31, 2013
		Korea	China	USA	UK	Japan	Others	Total
Loans and receivables	Korean treasury and government agencies	14,703,496	—	—	—	—	99,857	14,803,353
	Banks	19,616,735	757,117	244,602	114,533	156,286	779,510	21,668,783
	Corporates	78,323,890	1,677,519	689,965	432,587	284,337	2,428,463	83,836,761
	Consumers	86,117,101	4,502	890,471	4	16,195	23,510	87,051,783

		198,761,222	2,439,138	1,825,038	547,124	456,818	3,331,340	207,360,680

Financial assets at FVTPL	Short-term debt securities	1,971,741	—	—	—	—	—	1,971,741
	Gold banking assets	—	—	—	9,299	—	—	9,299

		1,971,741	—	—	9,299	—	—	1,981,040

AFS financial assets	AFS debt securities	12,094,813	34,051	96,030	—	—	98,448	12,323,342
HTM financial assets	HTM debt securities	12,016,036	—	10,048	—	—	12,736	12,038,820
Off-balance	Guarantees	16,461,155	264,727	59,305	9,408	23,632	1,319,153	18,137,380
	Loan commitments	64,396,842	308,328	7,148	—	—	332,668	65,044,986

		80,857,997	573,055	66,453	9,408	23,632	1,651,821	83,182,366

		305,701,809	3,046,244	1,997,569	565,831	480,450	5,094,345	316,886,248

b)	Industrial distribution of credit risk

The industrial distribution of credit risk of financial assets is as follows (Unit: Korean Won in millions):

		September 30, 2014
		Service	Manufacturing	Bank and insurance	Construction	Consumers	Others	Total
Loans and receivables	Korean treasury and government agencies	2,876,651	—	11,303,786	—	—	234,458	14,414,895
	Banks	—	—	16,888,632	—	—	278,135	17,166,767
	Corporates	37,211,995	35,099,236	2,086,537	5,518,154	—	5,530,133	85,446,055
	Consumers	4,719,555	913,924	6,454	68,921	87,655,812	1,077,422	94,442,088

		44,808,201	36,013,160	30,285,409	5,587,075	87,655,812	7,120,148	211,469,805

Financial assets at FVTPL	Short-term debt securities	10,355	—	1,001,428	—	—	1,118,407	2,130,190
	Gold banking assets	—	—	12,467	—	—	—	12,467

		10,355	—	1,013,895	—	—	1,118,407	2,142,657

AFS financial assets	AFS debt securities	861,323	30,070	6,576,271	10,000	—	4,320,848	11,798,512
HTM financial assets	HTM debt securities	1,670,304	—	5,578,724	507,771	—	4,515,686	12,272,485
Off-balance	Guarantees	3,649,712	5,855,055	6,256,687	1,944,360	16,575	278,666	18,001,055
	Loan commitments	12,121,536	22,314,556	12,016,281	3,483,755	7,919,971	4,997,861	62,853,960

		15,771,248	28,169,611	18,272,968	5,428,115	7,936,546	5,276,527	80,855,015

		63,121,431	64,212,841	61,727,267	11,532,961	95,592,358	22,351,616	318,538,474

		December 31, 2013
		Service	Manufacturing	Bank and insurance	Construction	Consumers	Others	Total
Loans and receivables	Korean treasury and government agencies	2,453,466	—	11,793,303	26,945	—	529,639	14,803,353
	Banks	—	—	21,515,972	—	—	152,811	21,668,783
	Corporates	35,783,642	35,048,546	2,373,076	5,460,566	—	5,170,931	83,836,761
	Consumers	4,756,868	862,980	6,885	62,099	80,416,585	946,366	87,051,783

		42,993,976	35,911,526	35,689,236	5,549,610	80,416,585	6,799,747	207,360,680

Financial assets at FVTPL	Short-term debt securities	—	—	1,019,007	—	—	952,734	1,971,741
	Gold banking assets	—	—	9,299	—	—	—	9,299

		—	—	1,028,306	—	—	952,734	1,981,040

AFS financial assets	AFS debt securities	721,369	15,266	7,916,100	51,389	—	3,619,218	12,323,342
HTM financial assets	HTM debt securities	1,217,386	—	5,175,848	498,025	—	5,147,561	12,038,820
Off-balance	Guarantees	4,497,766	8,985,864	2,836,100	1,608,014	15,174	194,462	18,137,380
	Loan commitments	12,380,237	27,856,429	8,149,929	3,920,688	7,643,399	5,094,304	65,044,986

		16,878,003	36,842,293	10,986,029	5,528,702	7,658,573	5,288,766	83,182,366

		61,810,734	72,769,085	60,795,519	11,627,726	88,075,158	21,808,026	316,886,248

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

2)	Market risk measurement

The Group uses both standard-based and internal model-based approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital while internal risk measurement model is used to calculate general capital market risk and it is used to measure internal risk management measure. The Risk Management Committee allocates owned capital to market risk. The Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

3)	Risk control

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Group and the limit by investment and loss cut is managed by risk management personnel with the department.

4)	Sensitivity analysis of market risk

The Group performs sensitivity analysis for both trading and non-trading activities. For trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the net interest income (“NII”) and net present value (“NPV”), are calculated for the Group and the risk for all other subsidiaries is measured and managed by the interest rate EaR and the interest rate VaR calculations based on a ‘Gap’ in interest rate per Bank for International Settlements (“BIS”) Framework. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during certain period of present or future.

a)	Trading activities

The minimum, maximum and average VaR are as follows (Unit: Korean Won in millions):

	As of September 30, 2014	For the nine months ended September 30, 2014			As of December 31, 2013	For the year ended December 31, 2013
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	1,037	2,208	14,948	1,037	2,707	3,472	5,937	2,391
Stock price	1,191	1,194	1,835	494	431	1,049	2,434	420
Foreign currencies	2,370	3,010	4,051	1,998	1,414	1,549	2,775	1,033
Commodity	241	31	244	2	46	30	169	3
Diversification	(1,616)	(2,707)	(6,562)	(1,116)	(2,564)	(3,407)	(6,085)	(1,920)

Total	3,223	3,736	14,516	2,415	2,034	2,693	5,230	1,927

b)	Non-trading activities

The NII and NPV calculated using the simulation method for the Group and scenarios responding to the interest rate (“IR”) changes are as follows (Korean Won in millions):

Name of scenario	September 30, 2014		December 31, 2013
	NII	NPV	NII	NPV
IR 300bp up	5,167,962	20,617,272	5,312,085	19,023,229
IR 200bp up	4,861,411	20,945,294	4,980,926	19,303,086
IR 100bp up	4,554,858	21,286,537	4,649,765	19,592,890
Base case	4,248,305	21,640,036	4,318,603	19,891,571
Base case (Prepay)	4,259,163	21,141,159	4,326,237	19,797,345
IR 100bp down	3,940,290	22,002,294	3,999,501	20,196,634
IR 200bp down	3,606,539	22,371,329	3,660,083	20,505,801
IR 300bp down	2,908,422	22,782,239	3,078,248	20,814,596

Meanwhile, the interest rate VaR, which is calculated based on EaR (the Group and subsidiaries’ rates that are not subject to yield with NII and NPV) and the BIS Framework, are as follows (Unit: Korean Won in millions):

September 30, 2014		December 31, 2013
EaR	VaR	EaR	VaR
106,230	22,299	86,818	20,598

5)	Other market risk

a)	Interest rate risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		September 30, 2014
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Assets	Loans and receivables	120,034,788	32,461,605	7,376,062	7,383,598	42,823,544	24,623,814	234,703,411
	AFS financial assets	3,444,016	959,886	2,337,053	2,257,399	5,385,651	688,477	15,072,482
	HTM financial assets	1,282,063	1,687,496	558,851	1,025,824	8,305,135	156,678	13,016,047

		124,760,867	35,108,987	10,271,966	10,666,821	56,514,330	25,468,969	262,791,940

Liabilities	Deposits due to customers	89,806,363	28,041,772	22,491,350	14,187,028	27,527,930	110,170	182,164,613
	Borrowings	8,448,547	1,943,489	839,386	832,784	3,558,971	601,828	16,225,005
	Debentures	1,387,363	2,852,975	1,981,138	1,473,222	6,311,469	4,290,122	18,296,289

		99,642,273	32,838,236	25,311,874	16,493,034	37,398,370	5,002,120	216,685,907

		December 31, 2013
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Assets	Loans and receivables	119,462,177	30,090,535	6,088,973	6,416,099	38,970,290	24,598,529	225,626,603
	AFS financial assets	3,862,620	2,362,093	1,995,200	1,766,417	5,204,486	570,860	15,761,676
	HTM financial assets	1,517,385	819,001	902,301	651,094	8,867,128	124,039	12,880,948

		124,842,182	33,271,629	8,986,474	8,833,610	53,041,904	25,293,428	254,269,227

Liabilities	Deposits due to customers	86,577,748	23,320,094	18,560,625	21,474,537	25,822,713	98,881	175,854,598
	Borrowings	11,437,747	1,330,879	508,290	739,707	2,790,961	627,926	17,435,510
	Debentures	2,561,877	1,853,986	1,865,663	1,105,041	6,961,213	3,198,388	17,546,168

		100,577,372	26,504,959	20,934,578	23,319,285	35,574,887	3,925,195	210,836,276

Re-pricing date is defined as the date which interest rates of operational funds and procuring funds can be re-adjusted before the expiration date. Analysis based on interest expirations is used to analyze assets and liabilities that cause interest margins and interest costs. However, loans and receivables that are not expected to have interest cash flow due to impairment and other circumstances are excluded from the analysis.

b)	Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than a functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean Won in millions):

		September 30, 2014
		USD		EUR		JPY		CNY		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Assets	Loans and receivables	22,193	23,315,507	879	1,172,538	123,729	1,188,099	15,895	2,715,370	1,944,820	30,336,334
	Financial assets at FVTPL	160	168,230	—	270	172	1,649	—	19	1,394	171,562
	AFS financial assets	173	181,570	1	1,041	112	1,072	—	—	97,363	281,046
	HTM financial assets	15	15,776	—	—	—	—	—	—	22,901	38,677

		22,541	23,681,083	880	1,173,849	124,013	1,190,820	15,895	2,715,389	2,066,478	30,827,619

Liabilities	Financial liabilities at FVTPL	184	193,827	1	1,182	780	7,488	1	149	8,687	211,333
	Deposits	7,514	7,894,140	388	517,942	96,651	928,081	13,233	2,260,569	809,204	12,409,936
	Borrowings	6,935	7,285,871	266	355,172	42,182	405,051	129	21,995	55,294	8,123,383
	Debentures	4,389	4,611,027	—	—	33,587	322,516	—	—	538,684	5,472,227
	Other liabilities	3,443	3,617,737	46	61,788	3,913	37,576	371	63,300	485,649	4,266,050

		22,465	23,602,602	701	936,084	177,113	1,700,712	13,734	2,346,013	1,897,518	30,482,929

	Off-balance	11,128	11,691,259	705	940,344	39,410	378,429	379	64,758	670,982	13,745,772

		December 31, 2013
		USD		EUR		JPY		CNY		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Assets	Loans and receivables	22,442	23,683,189	928	1,351,360	171,352	1,721,503	14,923	2,597,962	2,004,478	31,358,492
	Financial assets at FVTPL	233	245,407	—	721	203	2,039	1	87	13	248,267
	AFS financial assets	185	195,236	10	14,546	359	3,604	197	34,249	72,507	320,142
	HTM financial assets	10	10,048	—	—	—	—	—	—	12,736	22,784

		22,870	24,133,880	938	1,366,627	171,914	1,727,146	15,121	2,632,298	2,089,734	31,949,685

Liabilities	Financial liabilities at FVTPL	232	244,697	1	1,318	1,136	11,410	—	5	780	258,210
	Deposits	7,587	8,006,774	215	313,102	92,928	933,611	12,644	2,201,223	829,172	12,283,882
	Borrowings	6,424	6,778,743	195	283,554	52,168	524,112	172	29,979	97,502	7,713,890
	Debentures	3,855	4,068,688	—	—	49,976	502,094	—	—	649,383	5,220,165
	Other financial liabilities	3,943	4,161,107	181	262,895	10,308	103,560	366	63,632	111,756	4,702,950

		22,041	23,260,009	592	860,869	206,516	2,074,787	13,182	2,294,839	1,688,593	30,179,097

	Off-balance	11,267	11,889,690	813	1,183,515	53,321	535,690	2,425	422,086	650,043	14,681,024

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows.

The Group classifies and regroups each financial instrument that consists of assets and liabilities in accordance with its characteristic (i.e. maturity) to a unit under Asset Liability Management (“ALM”). The Group manages liquidity risk by identifying maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	269,980	2,785	2,847	56,406	117,916	—	449,934
Deposits due to customers	109,587,216	23,530,421	19,743,056	22,673,344	6,643,475	3,993,526	186,171,038
Borrowings	6,907,845	2,424,133	1,589,641	917,575	3,797,214	601,402	16,237,810
Debentures	1,387,437	2,852,823	1,980,891	1,473,142	6,311,800	4,290,190	18,296,283
Other financial liabilities	9,790,393	16,907	10	853	34,322	3,118,457	12,960,942

	127,942,871	28,827,069	23,316,445	25,121,320	16,904,727	12,003,575	234,116,007

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	345,676	3,340	3,340	3,035	205,120	19,490	580,001
Deposits due to customers	103,356,816	19,401,190	15,927,149	30,355,907	6,748,894	3,647,051	179,437,007
Borrowings	10,020,312	2,431,265	680,024	793,257	3,238,167	626,580	17,789,605
Debentures	2,037,223	2,052,653	2,081,244	1,227,546	7,278,372	3,229,173	17,906,211
Other financial liabilities	12,008,842	22,270	—	—	—	3,048,172	15,079,284

	127,768,869	23,910,718	18,691,757	32,379,745	17,470,553	10,570,466	230,792,108

Above maturity analysis includes both cash flows from principal and interest by contractual maturities.

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	269,980	2,785	2,847	56,406	117,916	—	449,934
Deposits due to customers	119,740,545	25,886,014	18,060,329	13,491,819	5,590,940	2,843,454	185,613,101
Borrowings	6,908,161	2,424,068	1,589,393	917,569	3,797,214	601,402	16,237,807
Debentures	1,387,437	2,852,823	1,980,891	1,473,142	6,311,800	4,290,190	18,296,283
Other financial liabilities	9,790,393	16,907	10	853	34,322	3,118,457	12,960,942

	138,096,516	31,182,597	21,633,470	15,939,789	15,852,192	10,853,503	233,558,067

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	345,676	3,340	3,340	3,035	205,120	19,490	580,001
Deposits due to customers	115,711,409	22,203,415	14,995,806	17,526,133	5,124,672	3,170,094	178,731,529
Borrowings	10,020,313	2,431,263	680,024	793,258	3,238,167	626,580	17,789,605
Debentures	2,037,223	2,052,653	2,081,244	1,227,546	7,278,372	3,229,173	17,906,211
Other financial liabilities	12,008,842	22,270	—	—	—	3,048,172	15,079,284

	140,123,463	26,712,941	17,760,414	19,549,972	15,846,331	10,093,509	230,086,630

Above maturity analysis includes both interest and principal cash flows by expected maturities.

c)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
September 30, 2014	2,006,368	332	341	112	34	—	2,007,187
December 31, 2013	2,097,302	1,576	—	6	—	—	2,098,884

Derivatives held for trading are not managed by contractual maturity as they are generally held for trading or redemption before maturity. Therefore, such amounts are included in the ‘within 3 months.’ Cash flows from derivatives instrument held for fair value hedging or cash flow hedging are estimated at net cash flows.

d)	Maturity analysis of off-balance sheet accounts is as follows (Unit: Korean Won in millions):

Guarantees and loan commitments, such as guarantees for debenture issuance and guarantees for loans, which are financial guarantees provided by the Group have expiration dates. However, in case of request from counterparty, the Group has obligation to carry out a payment immediately. Such obligations are managed and recorded as off-balance sheet accounts and the details are as following: (Unit: Korea Won in millions):

	September 30, 2014	December 31, 2013
Guarantees	18,001,055	18,137,380
Loan commitments	62,853,960	65,044,986

(4)	Operational risk

The Group defines operational risk as the risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by the independent third party and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies advanced measurement approach using of internal loss data, business environment and internal control factors and scenario analysis. For the risk management over subsidiaries of the Group, the Group uses the basic indicator approach.

(5)	Capital management

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. In accordance with the standard, the Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0%.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Banking Business.

•	Common Equity Tier 1 Capital (CET 1): CET 1 includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income and others.

•	Additional Tier 1 Capital (Additional Tier 1): Additional Tier 1 includes equity securities issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital (Tier 2): Tier 2 includes equity that meet the criteria for inclusion in Tier 2 Capital, and the allowance for loan losses in accordance with Regulation on Supervision of Banking Business and others.

Risk-weighted assets are the Group’s assets weighted according to credit risk; errors caused by internal process problems, external occasions and danger of volatilities of market. The Group calculates risk weighted assets to comply with the Supervisory Regulations and Detailed Supervisory Regulations on Banking Business and uses it for BIS ratio calculation comparing the capital total that is the sum of CET 1, Additional Tier 1 and Tier 2.

The Group makes measures to cope with certain level of loss caused by accumulating the equity capital that is exposed to the risk. The Group is testing and using not only the BIS percentage, which is the minimum regulation standard, but also internal standards. An evaluation on capital adequacy is performed to calculate the gap between available capital and economic capital. In addition, analysis on emergent incidents and additional capital requirements are added and applied. The capital adequacy is evaluated for both supervisory and internal management purpose in accordance with the comparison of unexpected loss and the available capital. If the test result from internal capital adequacy shows lack of available capital, the Group is committed to expanding the equity capital and reinforcement of the risk management.

Details of the Group’s capital adequacy ratio are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Common Capital Tier 1 Capital	14,992,287	14,507,679
Additional Tier 1 Capital	1,885,159	2,147,481
Tier 2 Capital	4,471,818	3,727,782

	21,349,264	20,382,942

Risk weighted assets	131,346,678	131,313,279

Capital adequacy ratio	16.25%	15.52%

5.	OPERATING SEGMENTS

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer

Corporate banking	Loans/deposits and export/import, financial services for corporations

Investment banking	Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

Capital market	Fund management, investment securities and derivatives business

Headquarter and others	Divisions not corresponding to the above operating segments

Segment operating income, which differs from financial operating income, is evaluated by the Group in deciding how to allocate resources and in assessing performance. Income tax of the Group is allocated to each segment proportionally by ratio of income before tax of each segment because this is not directly attributable to the operating segments.

The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transaction	Total
Assets	80,701,400	95,906,036	6,352,157	8,982,386	66,013,927	257,955,906	(4,182,085)	253,773,821
Liabilities	48,628,025	139,904,036	89,442	7,823,190	36,880,392	233,325,085	2,103,519	235,428,604

	December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transactions	Total
Assets	74,305,224	89,900,968	7,038,975	10,778,521	71,605,985	253,629,673	(3,644,902)	249,984,771
Liabilities	45,336,744	135,083,652	105,146	10,006,252	39,826,630	230,358,424	1,276,016	231,634,440

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net interest income
Interest income	2,266,961	2,749,948	154,439	20,090	1,166,466	6,357,904	245,294	6,603,198
Interest expense	(1,222,679)	(1,655,346)	(17)	(88)	(710,405)	(3,588,535)	201,221	(3,387,314)
Inter-segment	15,560	220,002	(154,267)	2,216	(83,511)	—	—	—

	1,059,842	1,314,604	155	22,218	372,550	2,769,369	446,515	3,215,884

Non-interest income
Non-interest income	512,694	323,109	267,958	2,522,361	1,242,001	4,868,123	162,092	5,030,215
Non-interest expense	(158,019)	(8,976)	(199,016)	(2,501,835)	(1,251,158)	(4,119,004)	(631,421)	(4,750,425)
Inter-segment	14,372	21,571	—	—	(35,943)	—	—	—

	369,047	335,704	68,942	20,526	(45,100)	749,119	(469,329)	279,790

Other expenses
Administrative expenses	(1,216,725)	(596,193)	(8,935)	(11,443)	(183,081)	(2,016,377)	311	(2,016,066)
Impairment losses on credit loss and others	(54,035)	(382,300)	(6,407)	15,208	(57,241)	(484,775)	(4,142)	(488,917)

	(1,270,760)	(978,493)	(15,342)	3,765	(240,322)	(2,501,152)	(3,831)	(2,504,983)

Operating income (loss)	158,129	671,815	53,755	46,509	87,128	1,017,336	(26,645)	990,691
Non-operating income (loss)	(5,309)	(2,525)	31,885	(123)	349,960	373,888	(363,524)	10,364

Net income before income tax expense	152,820	669,290	85,640	46,386	437,088	1,391,224	(390,169)	1,001,055

Income tax expense	(36,983)	(147,817)	(20,727)	(11,221)	(37,651)	(254,399)	—	(254,399)

Net income	115,837	521,473	64,913	35,165	399,437	1,136,825	(390,169)	746,656

	For the nine months ended September 30, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net interest income
Interest income	2,477,208	2,893,274	198,180	67,529	1,226,278	6,862,469	9,799	6,872,268
Interest expense	(1,245,220)	(1,725,154)	(711)	(29,100)	(790,875)	(3,791,060)	220,623	(3,570,437)
Inter-segment	(83,222)	311,470	(181,911)	897	(47,234)	—	—	—

	1,148,766	1,479,590	15,558	39,326	388,169	3,071,409	230,422	3,301,831

Non-interest income
Non-interest income	474,617	396,361	343,048	3,992,086	1,993,029	7,199,141	109,006	7,308,147
Non-interest expense	(191,701)	(91,223)	(285,833)	(3,915,194)	(1,880,938)	(6,364,889)	(319,670)	(6,684,559)
Inter-segment	10,657	18,779	—	—	(29,436)	—	—	—

	293,573	323,917	57,215	76,892	82,655	834,252	(210,664)	623,588

Other expenses
Administrative expenses	(1,184,324)	(606,082)	(10,090)	(13,329)	(155,434)	(1,969,259)	18,839	(1,950,420)
Impairment losses on credit loss and others	(75,383)	(1,404,052)	(80,181)	2,550	98,454	(1,458,612)	(67,146)	(1,525,758)

	(1,259,707)	(2,010,134)	(90,271)	(10,779)	(56,980)	(3,427,871)	(48,307)	(3,476,178)

Operating income (loss)	182,632	(206,627)	(17,498)	105,439	413,844	477,790	(28,549)	449,241
Non-operating income (loss)	(13,627)	(2,534)	32,974	34,057	622,830	673,700	(629,468)	44,232

Net income before income tax expense	169,005	(209,161)	15,476	139,496	1,036,674	1,151,490	(658,017)	493,473

Income tax expense	(40,899)	50,618	(3,746)	(33,758)	(250,875)	(278,660)	173,297	(105,363)
Profit from continuing operations	128,106	(158,543)	11,730	105,738	785,799	872,830	(484,720)	388,110
Profit from discontinued operations	—	—	—	—	29,476	29,476	—	29,476

Net income	128,106	(158,543)	11,730	105,738	815,275	902,306	(484,720)	417,586

Information on financial products and services

The financial products of the Group are classified as interest bearing, non-interest bearing, and other products; however, since this classification has already been reflected in the components of the operating segments above. Therefore, revenue from external customers is not separately disclosed.

Information on geographical areas

Details of the geographical revenues from external customers and non-current assets are as follows (Unit: Korean Won in millions):

	Revenue from external customers		Non-current assets
	For the nine months ended September 30		September 30, 2014	December 31, 2013
	2014	2013 (*)
Domestic	11,233,056	13,527,697	3,436,638	3,297,041
Overseas	400,357	652,718	29,187	28,210

	11,633,413	14,180,415	3,465,825	3,325,251

(*)	Revenue, which was classified as profit and loss from discontinued operation for the nine months ended September 30, 2014, is included.

Revenue from external customers consists of interest income and non-interest income. Non-current assets consist of investments in associates, investment properties, premises and equipment, and intangible assets.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Cash and checks	2,604,679	2,227,816
Foreign currencies	583,779	511,487
Demand deposits	1,518,455	2,068,864
Fixed deposits	661,433	664,258

	5,368,346	5,472,425

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	81,704	(55,118)
Changes in other comprehensive loss of investment in associates	(2,005)	(1,069)
Changes in other comprehensive loss of overseas business translation	(18,952)	(26,573)
Changes in other comprehensive income (loss) due to remeasurement	(51,684)	10,104
Changes due to the credit card division spin-off	—	674,825
Changes in investments in associates due to equity swap	167,444	—
Changes in unpaid dividends of hybrid equity securities	16,829	21,113

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Debt securities
Korean treasury and government agencies	634,076	574,016
Financial institutions	991,334	1,019,007
Corporate	504,780	378,718

	2,130,190	1,971,741

Equity securities:
Equity securities	164,825	194,151
Beneficiary certificates	48,071	12,500
Loaned securities	14,821	33,084

	227,717	239,735

Derivatives instruments assets	2,017,443	2,177,357
Gold banking assets	12,467	9,299

	4,387,817	4,398,132

8.	AFS FINANCIAL ASSETS

(1)	Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Debt securities
Korean treasury and government agencies	2,878,194	2,640,757
Financial institutions	5,551,334	6,512,037
Corporates	3,003,838	2,701,669
Financial assets in foreign currencies	213,963	228,529
Loaned securities	140,956	240,034
Others	316	316

	11,788,601	12,323,342

Equity securities:
Stock	1,115,656	1,179,292
Capital contributions	261,344	255,215
Beneficiary certificates	3,037,487	3,043,186
Financial assets in foreign currencies	67,083	91,613

	4,481,570	4,569,306

Other securities	24,287	5,083

	16,294,458	16,897,731

(2)	Structured notes of AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Face value	Carrying value	Potential Risk
Structured notes relating to credit risk:
Cash CDO	137,430	—	Credit risk of underlying assets

	December 31, 2013
	Face value	Carrying value	Potential Risk
Structured notes relating to credit risk:
Cash CDO	138,045	—	Credit risk of underlying assets

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Debt securities:
Korean treasury and government agencies	4,000,664	4,728,909
Financial institutions	2,828,382	2,155,965
Corporates	5,404,762	5,131,162
Debt securities in foreign currencies	38,677	22,784

	12,272,485	12,038,820

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Due from banks	10,332,901	10,187,337
Loans	192,255,929	186,478,454
Other loan and receivables	8,880,975	10,694,889

	211,469,805	207,360,680

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Due from banks in local currency:
Due from the BOK	8,031,865	8,304,869
Due from depository institutions	—	13
Due from non-depository financial institutions	320,982	16,751
Due from the Korea Exchange	847	880
Others	17,488	7,945
Allowance for credit losses	(1,934)	(1,978)

	8,369,248	8,328,480

Due from banks in foreign currencies:
Due from banks on demand	502,364	920,713
Due from banks on time	1,039,666	439,595
Others	424,205	500,566
Allowance for credit losses	(2,582)	(2,017)

	1,963,653	1,858,857

	10,332,901	10,187,337

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	September 30, 2014	December 31, 2013	Reason of restriction
Due from banks in local currency:
BOK	8,031,865	8,304,869	Reverse deposits on BOK Act and others
Korea Exchange	437	250	Joint compensation fund for loss incurred
IM investment securities	17,051	7,708	Deposits of beneficiary certificates

	8,049,353	8,312,827

Due from banks in foreign currencies:
BOK	394,608	701,238	Reverse deposits on BOK Act and others
Bank of Japan and others	120,391	158,058	Reserve deposits in foreign branches and others
Central bank of China and others	337,895	395,573	Reserve deposits in foreign subsidiary and others
Central bank of Bangladesh and others	67,377	60,042	Installation deposits of financial institution and others
Korea investment securities	23,308	2,925	Collateral deposits & others

	943,579	1,317,836

	8,992,932	9,630,663

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Loans in local currency	164,768,389	155,917,926
Loans in foreign currencies	10,098,373	9,995,683
Domestic banker’s usance	5,646,150	4,958,522
Credit card accounts	4,969	5,122
Bills bought in foreign currencies	5,352,869	4,234,937
Bills bought in local currency	99,444	90,859
Factoring receivables	36,285	175,447
Advances for customers	56,328	54,645
Privately placed bonds	429,447	497,196
Loans for debt- equity swap	498	498
Backed loans	305,606	310,748
Call loans	3,589,517	8,090,655
Bonds purchased under repurchase agreements	4,260,744	4,980,889
Other loans	44,641	50,728
Deferred loan origination fees and costs	327,201	294,955
Present value discount	(15,886)	(21,496)
Fair value hedging adjustment	81	142
Allowance for credit losses	(2,748,727)	(3,159,002)

	192,255,929	186,478,454

(5)	Details of other receivables are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Accounts receivables	6,779,495	8,265,877
Accrued income	826,521	880,452
Guarantee deposits	1,042,901	1,022,932
Other assets (*)	642,293	918,097
Present value discount of other assets	(56,254)	(49,471)
Allowance for credit losses	(353,981)	(342,998)

	8,880,975	10,694,889

(*)	As of September 30, 2014 and December 31, 2013, other assets include ￦125,469 and ￦237,229 million, respectively, of receivables from other financial institutions, conforming to the agreement with financial institution council. On the other hand, the amount to be paid by the Group is accounted for as other financial liabilities. In addition, the related gain or loss amounts from such receivables and financial liabilities are recognized as other operating income and expenses, respectively (Notes 25 and 40).

(6)	Changes in the allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Consumers	Corporates	Credit cards	Others	Total
Beginning balance	(299,980)	(2,845,319)	(13)	(360,683)	(3,505,995)
Allowances for credit losses	(121,095)	(540,727)	(44)	(29,882)	(691,748)
Recoveries of written-off loans	(6,034)	(10,487)	(19)	—	(16,540)
Charge-off	89,469	632,523	75	551	722,618
Sales of loans and receivables	2,963	81,993	—	988	85,944
Unwinding effect	12,977	103,257	—	223	116,457
Others (*)	(55)	184,760	—	(2,665)	182,040

Ending balance	(321,755)	(2,394,000)	(1)	(391,468)	(3,107,224)

	For the nine months ended September 30, 2013
	Consumers	Corporates	Credit cards	Others	Total
Beginning balance	(258,884)	(2,571,148)	(118,173)	(308,134)	(3,256,339)
Allowances for credit losses	(102,762)	(1,474,083)	(22,700)	(41,084)	(1,640,629)
Recoveries of written-off loans	(19,309)	(113,076)	(6,134)	—	(138,519)
Charge-off	92,267	989,381	39,306	366	1,121,320
Sales of loans and receivables	3,777	86,187	—	90	90,054
Unwinding effect	14,114	81,850	114	219	96,297
Others (*)	(2)	(13,752)	250	(3,867)	(17,371)
Credit card division spin-off	—	—	107,332	277	107,609

Ending balance	(270,799)	(3,014,641)	(5)	(352,133)	(3,637,578)

(*)	Others include changes in allowance for credit losses due to debt-for-equity swap.

(7)	Changes in deferred loan origination fees and costs are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Balance at January 1, 2014	Increase	Decrease	Balance at September 30, 2014
Deferred loan origination fees	(26,084)	(5,847)	12,155	(19,776)
Deferred loan origination costs	321,039	137,127	(111,189)	346,977

	294,955	131,280	(99,034)	327,201

	For the nine months ended September 30, 2013
	Balance at January 1, 2013	Increase	Decrease	Balance at September 30, 2013
Deferred loan origination fees	(36,220)	(7,689)	16,554	(27,355)
Deferred loan origination costs	265,531	142,878	(107,647)	300,762

	229,311	135,189	(91,093)	273,407

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Group classified and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: fair value measurements are those derived from inputs that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices), other than quoted prices included within Level 1.

•	Level 3: fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean Won in millions):

	September 30, 2014
	Level 1 (*2)	Level 2 (*2)	Level 3	Total
Financial assets:
Financial assets at FVTPL:
Debt securities:
Korean treasury and government agencies	582,855	51,221	—	634,076
Financial institutions	—	991,334	—	991,334
Corporates	—	504,780	—	504,780

	582,855	1,547,335	—	2,130,190

Equity securities:
Stock	164,825	—	—	164,825
Beneficiary certificate	—	48,071	—	48,071
Loaned securities	14,821	—	—	14,821

	179,646	48,071	—	227,717

Derivative assets (*1)	516	2,126,927	53,574	2,181,017
Gold banking assets	12,467	—	—	12,467

	775,484	3,722,333	53,574	4,551,391

AFS financial assets:
Debt securities:
Korean treasury and government agencies	2,697,692	180,502	—	2,878,194
Financial institutions	—	5,551,334	—	5,551,334
Corporates	—	3,003,838	—	3,003,838
Financial assets in foreign currencies	26,811	187,152	—	213,963
Loaned securities	120,867	20,089	—	140,956
Others	—	316	—	316

	2,845,370	8,943,231	—	11,788,601

Equity securities:
Stock	431,697	—	683,959	1,115,656
Capital contributions	—	—	261,344	261,344
Beneficiary certificates	—	2,703,434	334,053	3,037,487
Financial assets in foreign currencies	—	—	67,083	67,083

	431,697	2,703,434	1,346,439	4,481,570

Other securities	—	9,910	14,377	24,287

	3,277,067	11,656,575	1,360,816	16,294,458

Financial liabilities:
Financial liabilities at FVTPL:
Financial liabilities at trading securities:
Derivative liabilities (*1)	7,771	1,966,237	35,377	2,009,385
Gold banking liabilities	12,473	—	—	12,473
Loaned securities	1,885	—	—	1,885

	22,129	1,966,237	35,377	2,023,743

Financial liability designated at FVTPL:
Compound financial instruments	—	1,342	265,822	267,164
Debentures	—	157,232	—	157,232

	—	158,574	265,822	424,396

	22,129	2,124,811	301,199	2,448,139

	December 31, 2013
	Level 1 (*2)	Level 2 (*2)	Level 3	Total
Financial assets:
Financial assets at FVTPL:
Debt securities:
Korean treasury and government agencies	518,848	55,168	—	574,016
Financial institutions	—	1,019,007	—	1,019,007
Corporates	—	378,718	—	378,718

	518,848	1,452,893	—	1,971,741

Equity securities:
Stock	194,151	—	—	194,151
Beneficiary certificate	—	12,500	—	12,500
Loaned securities	33,084	—	—	33,084

	227,235	12,500	—	239,735

Derivative assets (*1)	4	2,218,344	90,419	2,308,767
Gold banking assets	9,299	—	—	9,299

	755,386	3,683,737	90,419	4,529,542

AFS financial assets:
Debt securities:
Korean treasury and government agencies	2,535,915	104,842	—	2,640,757
Financial institutions	—	6,512,037	—	6,512,037
Corporates	—	2,701,669	—	2,701,669
Financial assets in foreign currencies	21,467	207,062	—	228,529
Loaned securities	240,034	—	—	240,034
Others	—	316	—	316

	2,797,416	9,525,926	—	12,323,342

Equity securities:
Stock	469,468	—	709,824	1,179,292
Capital contributions	—	—	255,215	255,215
Beneficiary certificates	—	2,692,904	350,282	3,043,186
Financial assets in foreign currencies	433	—	91,180	91,613

	469,901	2,692,904	1,406,501	4,569,306

Other securities	—	—	5,083	5,083

	3,267,317	12,218,830	1,411,584	16,897,731

Financial liabilities:
Financial liabilities at FVTPL:
Financial liabilities at trading securities:
Derivative liabilities (*1)	460	2,078,877	21,319	2,100,656
Gold banking liabilities	9,254	—	—	9,254

	9,714	2,078,877	21,319	2,109,910

Financial liability designated at FVTPL:
Compound financial instruments	—	6,097	336,312	342,409
Debentures	—	183,159	—	183,159

	—	189,256	336,312	525,568

	9,714	2,268,133	357,631	2,635,478

(*1)	Both derivatives for trading and derivatives for fair value hedge are included.
(*2)	There is no transfer between Level 1 and Level 2 financial assets and liabilities measured at fair value. The Group recognizes transfers between levels at the end of each reporting period when an event occurs or circumstances change.

The amounts of equity securities carried at cost which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦39,255 million and ￦23,676 million as of September 30, 2014 and December 31, 2013, respectively. These securities are not actively traded or quoted equity instruments which were invested to structured entities such as asset securitization specialty and are classified into level 3 of unlisted stock and capital contributions. They are carried at cost because it is not feasible to get financial information required for the valuation, and the expected cash flows of the unlisted equity securities cannot be measured reliably. The Group has no plan to sell these financial instruments in the near future.

Financial assets’ carrying amount and related gains on disposal of financial assets carried at cost which do not have a quoted market price in an active market and cannot be measured reliably at fair value are follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Carrying amount	954	1,067
Gain on transaction	4,083	1,313

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variable
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk free market rate of return and credit spread

Equity securities	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, one or two methods are used given the characteristic of the subject of fair value measurement.	Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

	Fair value measurement technique	Input variable
Compound financial instruments	Compound financial instrument are mostly equity linked securities. To measure the fair value of the instruments, the scenarios of future stock prices are generated by applying Monte-Carlo simulation method. The expected cash flow per each scenario is weighted based on the possibility of the scenario, and the average of the weighted cash flow is discounted by using a proper discount rate. To generate the future scenarios, estimation of an expected rate of return of the underlying stock, variability of the stock price, and a correlation among the stocks (in case there are more than 2 underlying assets) are needed. The volatility of the stock price and the correlation among the stocks are estimated based on historical stock prices.	Volatility of stock price and correlation

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk free market rate of return and forward rate

Measurement technique of the financial assets and financial liabilities of level 3 that are recorded at fair value and significant, unobservable inputs are as follows:

	Fair value	Fair value measurement technique	Input variable	Range
Derivative Assets	53,574	Option valuation model and others	Correlation	-1~1
			Historical variability	0%~70%
			Credit value adjustment rate	0%~100%
Derivative Liabilities	35,377	Option valuation model and others	Correlation	-1~1
			Historical variability	0%~70%
Compound financial instruments	265,822	Monte Carlo Simulation	Correlation	-1~1
			Historical variability	0%~70%
Equity securities and others	1,360,816	External appraised value and others	Expected growth rate	0%~1%

Fair value of financial assets and liabilities classified into Level 3 uses external evaluation or value that is independently appraised by the Group. Non-observable inputs used in measuring fair value are calculated from the internal system and adequacy of those inputs is reviewed regularly. Investment Valuation Committee is responsible for reviewing of external assessments, deciding of valuation methods and review of appropriateness of methodology. Also, the agenda of Investment Valuation Committee is reported and approved by Risk Management Committee. The valuation methods, especially for financial products of large amounts, are verified on annual basis.

(2)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	Transfer into/out of level 3 for the nine months ended September 30, 2014
	January 1, 2014	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*3)	September 30, 2014
Financial assets at FVTPL:
Derivative assets	90,419	27,110	—	7,849	(71,804)	—	53,574
AFS financial assets:
Equity securities:
Stock in local currency (*1)	709,824	(41,559)	(8,701)	48,531	(18,704)	(5,432)	683,959
Capital contributions in local currency	255,215	(24,110)	11,249	32,715	(13,725)	—	261,344
Beneficiary certificates in local currency	350,282	23,106	(8,627)	30,641	(61,349)	—	334,053
Equity securities in foreign currencies	91,180	6,792	1,394	822	(33,105)	—	67,083

	1,406,501	(35,771)	(4,685)	112,709	(126,883)	(5,432)	1,346,439

Others in local currency	5,083	—	(1,009)	10,303	—	—	14,377

	1,411,584	(35,771)	(5,694)	123,012	(126,883)	(5,432)	1,360,816

Financial liabilities at FVTPL:
Held-for-trading:
Derivative liabilities	21,319	16,655	—	1,292	(3,889)	—	35,377
Designated as at FVTPL:
Compound financial instruments (*2)	336,312	(15,138)	—	174,795	(229,827)	(320)	265,822

	357,631	1,517	—	176,087	(233,716)	(320)	301,199

(*1)	The AFS assets have been transferred out of level 3 due to the change in the measurement method for their fair value: their fair value is measured by using quoted prices in the active market whereas it was previously measured by using external valuation specialists due to its transaction suspension.
(*2)	The compound financial instruments have been transferred from level 3 to level 2 due to the change in the valuation method for their fair value: their fair value is measured by using valuation techniques that include inputs other than quoted prices included within Level 1, that are observable for the liability, whereas it was previously measured by using valuation techniques based on unobservable inputs.
(*3)	The Group recognizes transfers between levels at the end of each reporting period when an event occurs or circumstances change, which cause the transfers to another level.

From the financial assets and liabilities classified as level 3, which the Group was holding as at the end of September 30, 2014, loss of ￦84,012 million, consist of net gain (loss) on financial instruments at FVTPL and AFS financial assets, was recognized in the consolidated statement of comprehensive income.

	Transfer into/out of level 3 for the nine months ended September 30, 2013
	January 1, 2013	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*3)	September 30, 2013
Financial assets at FVTPL:
Derivative assets	49,206	(1,555)	—	7,945	(150)	—	55,446
AFS financial assets:
Equity securities:
Stock in local currency (*1)	856,150	(39,407)	(42,715)	35,347	(96,245)	(70,242)	642,888
Capital contributions in local currency	238,055	8,889	9,672	34,087	(50,236)	—	240,467
Beneficiary certificates in local currency (*2)	160,279	(3,378)	3,100	12,531	(3,546)	(41,803)	127,183
Equity securities in foreign currencies	107,413	3,576	(4,870)	3,287	(14,122)	—	95,284

	1,361,897	(30,320)	(34,813)	85,252	(164,149)	(112,045)	1,105,822

Others in local currency	—	—	446	4,666	—	—	5,112

	1,361,897	(30,320)	(34,367)	89,918	(164,149)	(112,045)	1,110,934

Financial liabilities at FVTPL:
Held-for-trading:
Derivative liabilities	335,506	15,845	—	226,397	(176,872)	—	400,876
Designated as at FVTPL:
Compound financial instruments	—	—	—	—	—	—	—

	335,506	15,845	—	226,397	(176,872)	—	400,876

(*1)	The AFS assets have been transferred out of level 3 due to the change in the measurement method for their fair value: their fair value is measured by using quoted prices in the active market whereas it was previously measured by using external valuation specialists due to its transaction suspension.
(*2)	The amounts have been transferred from level 2 to level 3 since their fair value measurement is determined by external valuation specialist, whereas it was previously measured by using the disclosed price by Korea Financial Investment Association, and vice versa.
(*3)	The Group recognizes transfers between levels at the end of each reporting period when an event occurs or circumstances change.

From the financial assets and liabilities classified as level 3, which the Group was holding as at the end of September 30, 2013, loss of ￦50,752 million, consisting of net gain (loss) on financial instruments at FVTPL and AFS financial assets, was recognized in the consolidated statement of comprehensive income.

(3)	The following table shows the sensitivity of level 3 fair values to reasonably possible alternative inputs.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable inputs have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable input, the below table reflects the most favorable or the most unfavorable changes which result from varying the inputs individually. There are two types of level 3 financial instruments which should be done through sensitivity analysis. Some instruments, such as equity derivatives and interest rate derivatives, that fair value changes are recognized as net income. Others, such as equity securities, debt securities, and beneficiary certificates that fair value changes are recognized as other comprehensive income. Meanwhile, equity securities, which are classified as level 3, measured at cost are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the impact from of reasonably possible alternative inputs on the fair value of a level 3 financial instruments for as of September 30, 2014 and December 31, 2013 (Unit: Korean Won in millions):

	As of September 30, 2014
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets held-for-trading:
Derivatives instruments assets (*1)	10,523	(5,484)	—	—

AFS financial assets:
Equity securities:
Stocks and capital contributions (*2)	—	—	59,588	(30,845)
Beneficiary certificates (*3)	—	—	3,808	(3,670)

	—	—	63,396	(34,515)
Other securities (*3)	—	—	4,412	(1,762)

	—	—	67,808	(36,277)

Financial liabilities at FVTPL:
Held-for-trading:
Derivative liabilities (*1)	8,529	(7,674)	—	—
Designated as at FVTPL:
Compound financial instruments (*1)	2,540	(2,579)	—	—

	11,069	(10,253)	—	—

	December 31, 2013
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets held-for-trading:
Derivative assets (*1)	18,827	(12,342)	—	—

AFS financial assets:
Equity securities:
Stocks and capital contributions (*2)	—	—	64,129	(26,894)
Beneficiary certificates (*3)	—	—	5,851	(5,642)

	—	—	69,980	(32,536)
Other securities (*3)	—	—	130	(128)

	—	—	70,110	(32,664)

Financial liabilities at FVTPL:
Held-for-trading
Derivative liabilities (*1)	3,975	(3,992)	—	—
Designated as at FVTPL
Compound financial instruments (*1)	3,024	(2,982)	—	—

	6,999	(6,974)	—	—

(*1)	Fair value changes of equity derivatives and compound financial instruments are calculated by increasing or decreasing underlying stock prices of each instrument and historical fluctuation rates of each stock price by 10%. The underlying stock prices and the historical fluctuation rates are major unobservable variables.

Interest rate-linked derivatives are calculated by increasing or decreasing historical fluctuation rate of interest rate by 10%.

Currency-linked derivatives are calculated by increasing or decreasing credit risk adjustment by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*3)	Fair value changes of beneficiary certificates are calculated by increasing or decreasing price fluctuation of trust property and discount rate by 1%, respectively. The price fluctuation of trust property and discount rate are major unobservable variables.
(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	Value
Financial assets:
HTM financial assets	1,960,235	10,536,381	—	12,496,616	12,272,485
Loans and receivables	—	—	212,814,639	212,814,639	211,469,805

	1,960,235	10,536,381	212,814,639	225,311,255	223,742,290

Financial liabilities:
Deposits due to customers	—	182,172,628	—	182,172,628	181,913,708
Borrowings	—	16,044,381	—	16,044,381	15,977,485
Debentures	—	16,766,277	—	16,766,277	16,704,324
Other financial liabilities	—	17,268,384	—	17,268,384	17,269,642

	—	232,251,670	—	232,251,670	231,865,159

	December 31, 2013
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	Value
Financial assets:
HTM financial assets	2,682,460	9,463,862	—	12,146,322	12,038,820
Loans and receivables	—	—	207,580,684	207,580,684	207,360,680

	2,682,460	9,463,862	207,580,684	219,727,006	219,399,500

Financial liabilities:
Deposits due to customers	—	175,169,966	—	175,169,966	175,209,309
Borrowings	—	17,270,399	—	17,270,399	17,264,362
Debentures	—	16,963,469	—	16,963,469	16,088,973
Other financial liabilities	—	19,399,034	—	19,399,034	19,401,628

	—	228,802,868	—	228,802,868	227,964,272

Financial instruments are measured at fair value using a quoted market price in active markets. In case there is no active market for a financial instrument, The Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
HTM financial assets	Measured by external valuation company	Risk free market rate of return
Loans and receivables	Measured by discounting expected future cash flows at a market interest rate of other loans with similar condition.	Risk free market rate of return, credit spread and prepayment ratio
Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk free market rate of return and forward rate

12.	TRANSFER OF FINANCIAL INSTRUMENTS AND OFFSETTING

(1)	Transferred financial assets that do not meet condition of derecognition

1)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Transfer assets :
Financial assets at FVTPL	60,656	—
AFS Financial Assets	43,606	126,589
HTM financial assets	651,101	651,582

	1,307,112	778,171

Liabilities :
Bonds sold under repurchase agreements	901,482	513,442

2)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the financial statements as it still owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership.

	September 30, 2014	December 31, 2013	Loaned to
Financial assets at FVTPL:
Equity securities-listed stock	14,821	33,084	Samsung Securities
AFS Financial Assets:
Debt securities-Korean treasury and government agencies	140,956	240,034	Korea Securities Depository

	155,777	273,118

(2)	Derecognized financial instrument through disposals, on which the Group has continuous involvement.

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds of KAMCO specialty	1,746	1,811	1,746
Conditional disposal of loans to KAMCO (*)	Guarantee against loss on transferred assets by the Group	—	—	709

	December 31, 2013
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds of KAMCO specialty	1,746	1,851	1,746
Conditional disposal of loans to KAMCO (*)	Guarantee against loss on transferred assets by the Group	—	—	709

(*)	The transferred assets are not settled yet. Therefore the cash flow upon the settlement is not determinable as of September 30, 2014. The maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. The Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards by applying the transition exemptions in K-IFRS 1101 “First-time adoption of IFRS”.

(3)	Financial assets and liabilities subject to offsetting, enforceable master netting agreements and similar agreements are as follows:

The Group has both domestic exchange receivables and domestic exchange payables which satisfy offsetting criteria of K-IFRS 1032. And the domestic exchange receivables (payables) are offset by domestic exchange payables (receivables) and recorded as loans and receivables or other financial liabilities in the consolidated statements of financial position.

Certain financial assets and liabilities of the Group is subject to an enforceable master netting arrangement or similar agreement, under the circumstances of the counter-party’s default, insolvency or bankruptcy, These financial assets and liabilities includes derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032.

In accordance with the collateral arrangements, cash collateral, which do not satisfy the offsetting criteria of K-IFRS 1032, can be offset with the net amount of derivatives assets, derivative liabilities, receivable spot exchange and payable spot exchange under the circumstances of the counter-party’s default, insolvency or bankruptcy.

The Group has bonds sold under repurchase agreements which accounted as secured borrowings and bonds purchased under repurchase agreements which accounted as secured loans. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

The details of the Group’s recognized financial assets and liabilities subject to enforceable master netting arrangement or similar agreements as of September 30, 2014 and December 31, 2013 are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Master netting arrangement and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,109,172	16,280	2,092,892	7,299,541	86,454	451,172
Receivable spot exchanges (*2)	5,744,275	—	5,744,275
Bonds purchased under resale agreements	4,260,744	—	4,260,744	4,260,744	—	—
Domestic exchanges receivables (*3)	23,298,528	22,925,386	373,142	—	—	373,142

	35,412,719	22,941,666	12,471,053	11,560,285	86,454	824,314

Financial liabilities:
Derivative liabilities and others (*1)	1,921,606	16,280	1,905,326
Compound financial instrument	267,164	—	267,164
Payable spot exchanges (*4)	5,744,892	—	5,744,892	7,390,468	333	526,581
Bonds sold under repurchase agreements	901,482	—	901,482	901,482	—	—
Domestic exchanges payables	24,937,758	22,925,386	2,012,372	2,012,372	—	—

	33,772,902	22,941,666	10,831,236	10,304,322	333	526,581

	December 31, 2013
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Master netting arrangement and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,255,988	—	2,255,988	8,960,106	121,043	472,473
Receivable spot exchanges (*2)	7,297,634	—	7,297,634
Bonds purchased under resale agreements	4,980,889	—	4,980,889	4,980,889	—	—
Domestic exchanges receivables (*3)	23,805,554	23,222,175	583,379	—	—	583,379

	38,340,065	23,222,175	15,117,890	13,940,995	121,043	1,055,852

Financial liabilities:
Derivative liabilities and others (*1)	2,088,469	—	2,088,469
Compound financial instrument	342,409	—	342,409
Payable spot exchange (*4)	7,298,804	—	7,298,804	8,970,132	—	759,550
Bonds sold under repurchase agreements	513,442	—	513,442	513,442	—	—
Domestic exchanges payables	25,988,995	23,222,175	2,766,820	2,746,297	—	20,523

	36,232,119	23,222,175	13,009,944	12,229,871	—	780,073

(*1)	Derivatives assets and liabilities are including derivatives held-for-trading and derivatives held-for-hedging.
(*2)	Domestic exchanges receivables are included in other financial assets of loans and receivables.
(*3)	Receivable spot exchanges are included in receivables of loans and receivables.
(*4)	Payable spot exchanges are included in accounts payable of other financial liabilities.

13.	INVESTMENTS IN ASSOCIATES

(1)	Investments in associates are as follows (Unit: Korean Won in millions):

				September 30, 2014
Associates	Location	Capital stock	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Ltd. (*1)(*6)	Korea	790,000	Manufacturing	22,357,561	14.2	September 30
Woori Blackstone Korea Opportunity Private Equity Fund 1st	Korea	307,900	Financial service industry	66,043,471,350	21.4	September 30
Woori Service Networks Co., Ltd. (*3)(*7)	Korea	500	Freight & staffing	4,704	4.9	August 31
Woori Private Equity Fund	Korea	167,100	Financial service industry	48,340	28.9	September 30
Korea Credit Bureau Co., Ltd. (*2)	Korea	10,000	Credit information	144,000	7.2	September 30
Korea Finance Security Co., Ltd. (*3)(*7)	Korea	6,000	Security service	183,870	15.3	August 31
United PF 1st Corporate Financial Stability (*2)	Korea	1,081,400	Financial service industry	190,650	17.7	September 30
Chin Hung International Inc. (*3)(*6)(*7)	Korea	47,300	Construction	25,010,400	26.8	August 31
Phoenix Digital Tech Co., Ltd. (*4)	Korea	2,000	Manufacturing	73,160	18.3	September 30
Poonglim Industrial Co., Ltd. (*7)	Korea	69,200	Construction	4,146,811	29.9	June 30
Ansang Tech Co., Ltd. (*5)	Korea	300	Manufacturing	21,800	23.0	—
STX Engine Co., Ltd. (*1)(*7)	Korea	123,000	Manufacturing	7,379,600	15.0	June 30
Samho International Co., Ltd. (*1)(*6)	Korea	75,900	Construction	1,190,000	7.8	September 30
Force TEC Co., Ltd. (*5)	Korea	11,800	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*5)	Korea	3,900	Construction	177,874	22.2	—
STX Corporation (*1)(*7)	Korea	671,700	Wholesale trade	40,250,240	15.0	June 30
Osung LST Co., Ltd. (*1)(*7)	Korea	35,000	Manufacturing	6,231,333	8.9	June 30
Saudara Bank (*7)(*8)	Indonesia	20,000	Financial service industry	764,403,090	33.0	June 30

				December 31, 2013
Associates	Location	Capital stock	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Ltd. (*1)(*6)	Korea	790,000	Manufacturing	18,497,105	12.5	December 31
Woori Blackstone Korea Opportunity Private Equity Fund 1st	Korea	307,900	Financial service industry	67,446,424,658	21.4	December 31
Woori Service Networks Co., Ltd. (*3)(*7)	Korea	500	Freight & staffing	4,704	4.9	November 30
Woori Private Equity Fund	Korea	167,100	Financial service industry	49,931	28.9	December 31
Korea Credit Bureau Co., Ltd. (*2)	Korea	10,000	Credit information	144,000	7.2	December 31
Korea Finance Security Co., Ltd. (*3)(*7)	Korea	6,000	Security service	183,870	15.3	November 30
United PF 1st Corporate Financial Stability (*2)	Korea	1,081,400	Financial service industry	190,650	17.7	December 31
Chin Hung International Inc. (*3)(*6)(*7)	Korea	47,300	Construction	25,010,400	26.8	November 30
Phoenix Digital Tech Co., Ltd. (*4)	Korea	2,000	Manufacturing	73,160	18.3	December 31
Poonglim Industrial Co., Ltd. (*7)	Korea	69,200	Construction	4,146,811	29.9	September 30
Ansang Tech Co., Ltd. (*5)	Korea	300	Manufacturing	21,800	23.0	—

				December 31, 2013
Associates	Location	Capital stock	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
STX Engine Co., Ltd. (*1)(*7)	Korea	123,000	Manufacturing	7,379,600	15.0	—
Samho International Co., Ltd. (*1)(*6)	Korea	75,900	Construction	1,190,000	7.8	—
Force TEC Co., Ltd. (*5)	Korea	11,800	Freight & staffing	34,144,788	22.6	—
Hana Engineering & Construction Co., Ltd. (*5)	Korea	3,900	Construction	177,874	22.2	—

(*1)	The Group has significant influence in the creditors’ council of the investee.
(*2)	The Group can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*3)	Since the financial statements as of September 30, 2014 of the entities are not available, the Group applied the equity method by using the financial statements as of August 31, 2014 and considered the impact from significant transactions or events that occurred between the date of those financial statements and the date of financial statements. The significant business of Woori Service Network and Korea Finance Security is transacted mostly with the Group.
(*4)	The Group’s ownership interest in the entity based on the shares that have voting rights is 25.1%, therefore it is concluded that the Group has significant influence over the entity.
(*5)	The carrying values of investments in Ansang Tech and Hana Construction are nil as at the as of September 30, 2014 and December 31, 2013.
(*6)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (10,750 Won as of September 30, 2014 and 11,500 Won as of December 31, 2013), Chin Hung International Inc. (1,550 Won as of September 30, 2014 and 1,610 Won as of December 31, 2013), Samho Co., Ltd. (15,700 Won as of September 30, 2014 and 3,300 Won as of December 31, 2013) STX Corporation (998 Won as of September 30, 2014 and not applicable as of December 31, 2013).
(*7)	Since the financial statements as of September 30, 2014 are not available, the Group applied the equity method by using the financial statements as of June 30, 2014 and considered the impact from significant transactions or events that occurred between the date of those financial statements and the date of financial statements.
(*8)	The Group retains in total 33% of shares for Saudara Bank, a local bank in Indonesia, as Woori Bank and P.T. Bank Woori Indonesia have acquired 27% and 6% of shares, respectively, during the nine months ended September 30, 2014.

(2)	The entities excluded from associates, although the group’s ownership interests in them are higher than 20% as of September 30, 2014 and December 31, 2013, are as follows:

	September 30, 2014
Associate	Number of shares owned	Percentage of ownership
Vogo 2-2 Special Purpose Entity (*1)	24,672,229,707	36.4%
LIG E&C Co., Ltd. (*2)	755,946	22.8%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
Pi City Co., Ltd. (*2)	871,631	21.1%
Pixonnet Co., Ltd. (*2)	10,531	30.8%
Gdsys Co., Ltd. (*2)	300,805	21.2%
S&Steel Co., Ltd. (*2)	1,428,622	24.9%
G2collection Co., Ltd. (*2)	12,574	28.9%

(*1)	Even though the Group’s ownership interest in the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.

(*2)	The entities are excluded from the associates because the Group cannot exercise significant influence over the investees due to the restriction posed by contracts or law as workout procedures are in process.

	December 31, 2013
Associate	Number of shares owned	Percentage of ownership
Vogo 2-2 Special Purpose Entity (*1)	24,548,281,071	36.4%
LIG E&C Co., Ltd. (*2)	755,946	22.8%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
Pi City Co., Ltd. (*2)	871,631	21.1%

(*1)	Even though the Group’s ownership interest in the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.
(*2)	The entities are excluded from the associates because the Group cannot exercise significant influence over the investees due to the restriction posed by contracts or law as workout procedures are in process.

(3)	Changes in carrying value of investments in associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
Investee	Acquisition cost	January 1, 2014	Gain (loss) on valuation	Acquisitions	Disposals And others	Dividends	Capital	Impairment loss	Other changes	September 30, 2014
Kumho Tires Co., Ltd.	93,003	140,101	10,901	113,933	(50,007)	—	445	—	(914)	214,459
Woori Blackstone Korea Opportunity Private Equity Fund 1	66,043	75,832	9,843	—	(1,403)	(2,920)	—	—	—	81,352
Woori Service Networks Co., Ltd.	108	136	(1)	—	—	(12)	—	—	—	123
Woori Private Equity Fund	41,581	14,098	134	—	(1,591)	—	(200)	(1,143)	—	11,298
Korea Credit Bureau Co., Ltd.	2,215	3,347	(56)	—	—	—	—	—	—	3,291
Korea Finance Security Co., Ltd.	3,337	4,311	(329)	—	—	(55)	—	—	—	3,927
United PF 1st Corporate Financial Stability	191,617	203,730	7,245	—	—	—	—	—	—	210,975
Chin Hung International Inc.	60,275	45,900	(17,596)	—	—	—	(256)	—	—	28,048
Phoenix Digital Tech Co., Ltd.	538	1,120	(814)	—	—	—	—	—	—	306
Poonglim Industrial Co., Ltd. (*)	13,916	3,079	(3,079)	—	—	—	—	—	—	—
STX Engine Co., Ltd.	47,008	47,008	(44,773)	—	—	—	(328)	—	—	1,907
Samho International Co., Ltd.	7,492	7,492	1,583	—	—	—	8	—	1,476	10,559
Force TEC Co., Ltd.	34	34	—	—	—	—	—	—	(34)	—
STX Corporation	47,323	—	3,173	47,323	(4,642)	—	(795)	(466)	—	44,593
Osung LST Co., Ltd.	6,188	—	(3,116)	6,188	—	—	(4)	—	6,887	9,955
Saudara Bank	67,431	—	53	67,431	—	(640)	(1,514)	—	—	65,330

	648,109	546,188	(36,832)	234,875	(57,643)	(3,627)	(2,644)	(1,609)	7,415	686,123

(*)	The application of equity method was suspended since the balance was ‘0’ due to accumulation of loss deficit. The loss from the valuation of investment under equity method, which consists of net loss of ￦8,890 million and the accumulated other comprehensive loss of ￦511 million, is not recognized in the statement of comprehensive income due to the suspension of equity method on Poonglim Co., Ltd.

	For the nine months ended September 30, 2013
Investee	Acquisition cost	January 1, 2013	Gain (loss) on valuation	Acquisitions	Dividends	Capital	Other changes	September 30, 2013
Kumho Tires Co., Ltd.	113,204	156,029	16,476	(30,597)	—	(4,179)	(3,380)	134,349
Woori Blackstone Korea Opportunity Private Equity Fund 1	90,298	99,125	1,163	(22,851)	(6,360)	—	—	71,077
Woori Service Networks Co., Ltd.	108	129	2	—	(7)	—	—	124
Woori Private Equity Fund	46,527	15,151	4,104	(3,355)	—	(1,775)	—	14,125
Korea Credit Bureau Co., Ltd.	2,215	3,032	388	—	—	—	—	3,420
Korea Finance Security Co., Ltd.	3,337	4,244	(205)	—	(55)	—	—	3,984
United PF 1st Corporate Financial Stability	191,617	201,364	3,595	—	—	—	—	204,959
Chin Hung International Inc.	60,275	56,223	(9,417)	—	—	919	(1,085)	46,640
Phoenix Digital Tech Co., Ltd.	538	558	(3,177)	—	—	3,622	—	1,003
Poonglim Industrial Co., Ltd.	14,477	14,477	(10,505)	(521)	—	1	6,178	9,630

	522,596	550,332	2,424	(57,324)	(6,422)	(1,412)	1,713	489,311

(4)	Condensed financial information related to most of the investments in associates accounted for using the equity method is as follows (Unit: Korean Won in millions):

	As of and for the nine months ended September 30, 2014
Investee	Assets	Liabilities	Operating revenue	Net income (Net loss)
Kumho Tires Co., Ltd.	4,580,239	3,360,525	2,583,171	116,427
Woori Blackstone Korea Opportunity Private Equity Fund	381,169	874	49,239	45,896
Woori Service Networks Co., Ltd.	4,172	1,689	10,511	627
Woori Private Equity Fund	46,927	3,914	680	462
Korea Credit Bureau Co., Ltd.	52,359	6,650	29,015	(1,088)
Korea Finance Security Co., Ltd.	28,621	2,994	33,947	3,272
United PF 1st Corporate Financial Stability	1,207,799	18,013	81,190	40,682
Phoenix Digital Tech Co., Ltd.	21,730	20,059	6,398	(4,444)
Chin Hung International Inc.	522,468	496,900	376,755	(7,604)
Poonglim Industrial Co., Ltd.	453,923	420,478	101,985	(12,743)
STX Engine Co., Ltd.	1,137,351	1,126,325	239,403	(20,926)
Samho International Co., Ltd.	648,636	513,943	631,241	20,195
STX Corporation	1,194,621	1,060,786	783,710	422,273
Osung LST Co., Ltd.	177,287	98,215	54,673	(36,722)
Saudara Bank	717,620	669,086	50,199	705

	As of and for the year ended December 31, 2013
Investee	Assets	Liabilities	Operating revenue	Net income (Net loss)
Kumho Tires Co., Ltd.	4,516,507	3,453,028	3,676,336	110,580
Woori Blackstone Korea Opportunity Private Equity Fund	354,993	894	13,794	27,620
Woori Service Networks Co., Ltd.	4,485	1,736	14,131	1,061
Woori Private Equity Fund	52,623	3,880	872	11,864
Korea Credit Bureau Co., Ltd.	63,043	16,542	51,571	4,909
Korea Finance Security Co., Ltd.	31,113	2,985	45,003	6,356
United PF 1st Corporate Financial Stability	1,159,220	10,294	152,315	13,567
Phoenix Digital Tech Co., Ltd.	23,159	17,044	33,409	(251)
Chin Hung International Inc.	551,443	459,171	403,977	(14,915)
Poonglim Industrial Co., Ltd.	545,000	472,549	164,734	(54,314)
STX Engine Co., Ltd.	1,975,978	1,726,903	542,281	(560,405)
Samho International Co., Ltd.	680,075	565,878	646,868	8,399

(5)	As of September 30, 2014 and December 31, 2013, the reconciliations from the net assets of associates based on the ownership interest of the Group to its corresponding book value of investments in associates are as follows:

	September 30, 2014
Investee	Net assets	Percentage of ownership	Share in net assets	Goodwill	Impairment loss	Internal transactions and others	Carrying value of investments in associates
Kumho Tires Co., Ltd. (*)	1,219,714	14.2%	167,442	48,459	—	(1,442)	214,459
Woori Blackstone Korea Opportunity Private Equity Fund	380,295	21.4%	81,568	—	—	(216)	81,352
Woori Service Networks Co., Ltd.	2,483	4.9%	123	—	—	—	123
Woori Private Equity Fund	43,013	28.9%	12,441	—	(1,143)	—	11,298
Korea Credit Bureau Co., Ltd.	45,709	7.2%	3,291	—	—	—	3,291
Korea Finance Security Co., Ltd.	25,627	15.3%	3,927	—	—	—	3,927
United PF 1st Corporate Financial Stability	1,189,786	17.7%	210,975	—	—	—	210,975
Phoenix Digital Tech Co., Ltd.	1,671	18.3%	306	—	—	—	306
Chin Hung International Inc. (*)	25,568	26.8%	6,689	21,359	—	—	28,048
Poonglim Industrial Co., Ltd. (*)	33,445	29.9%	(47,757)	—	—	47,757	—
STX Engine Co., Ltd. (*)	11,026	15.0%	(13,021)	—	—	14,928	1,907
Samho International Co., Ltd.	134,693	7.8%	10,559	—	—	—	10,559
STX Corporation (*)	133,835	15.0%	19,983	24,610	(466)	466	44,593
Osung LST Co., Ltd. (*)	79,072	8.9%	(25,599)	35,597	—	(43)	9,955
Saudara Bank	48,534	33.0%	16,016	49,314	—	—	65,330

	December 31, 2013
Investee	Net assets	Percentage of ownership	Share in net assets	Goodwill	Internal transactions and others	Carrying value of investments in associates
Kumho Tires Co., Ltd.(*)	1,063,479	12.5%	128,248	15,125	(3,272)	140,101
Woori Blackstone Korea Opportunity Private Equity Fund	354,099	21.4%	75,949	—	(117)	75,832
Woori Service Networks Co., Ltd.	2,749	4.9%	136	—	—	136
Woori Private Equity Fund	48,743	28.9%	14,098	—	—	14,098
Korea Credit Bureau Co., Ltd.	46,501	7.2%	3,347	—	—	3,347
Korea Finance Security Co., Ltd.	28,128	15.3%	4,311	—	—	4,311
United PF 1st Corporate Financial Stability	1,148,926	17.7%	203,730	—	—	203,730
Phoenix Digital Tech Co., Ltd.	6,115	18.3%	1,120	—	—	1,120
Chin Hung International Inc. (*)	92,272	26.8%	24,541	21,359	—	45,900
Poonglim Industrial Co., Ltd. (*)	72,451	29.9%	(35,275)	38,354	—	3,079
STX Engine Co., Ltd. (*)	249,075	15.0%	32,080	14,928	—	47,008
Samho International Co., Ltd.	114,197	7.8%	8,952	—	(1,460)	7,492

(*)	The net asset amount is after considering preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Acquisition cost	372,715	348,268
Accumulated depreciation	(18,146)	(14,434)

Net carrying value	354,569	333,834

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance at net carrying amount	333,834	346,182
Disposals	—	(5,212)
Depreciation	(2,779)	(2,566)
Impairment loss	—	(117)
Classification to assets held-for-sale	—	(3,594)
Foreign currencies translation adjustment	(5)	5
Transfers from Premises and equipment	24,457	—
Others	(938)	—

Ending balance at net carrying value	354,569	334,698

(3)	Fair value of investment properties as of September 30, 2014 are as follows (Unit: Korean Won in millions):

Classification	The latest revaluation date	Land	Building	Total
Woori Finance Sangam Center and other	March 31, 2014	294,850	87,746	382,596

The fair values are based on the values from the external valuation specialists, therefore they are classified as level 3 in fair value hierarchy.

(4)	For the nine months ended September 30, 2014 and 2013, revenue derived from investment properties is ￦10,864 million and ￦10,762 million, respectively, and the operating expenses directly related to the investment properties that generate rental fee amount to ￦927 million and ￦938 million, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,498,492	801,004	412,679	362,732	95	3,075,002
Accumulated depreciation	—	(103,528)	(317,438)	(296,827)	—	(717,793)

Net carrying value	1,498,492	697,476	95,241	65,905	95	2,357,209

	December 31, 2013
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,512,066	794,510	397,715	339,924	31	3,044,246
Accumulated depreciation	—	(91,945)	(301,377)	(281,711)	—	(675,033)

Net carrying value	1,512,066	702,565	96,338	58,213	31	2,369,213

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,512,066	702,565	96,338	58,213	31	2,369,213
Acquisitions	1,148	19,174	25,645	21,287	471	67,725
Disposals	—	—	(231)	(399)	—	(630)
Depreciation	—	(17,403)	(26,573)	(19,033)	—	(63,009)
Classification in assets held-for-sale	(907)	(1,858)	—	—	—	(2,765)
Transfers	(13,810)	(10,647)	—	—	—	(24,457)
Others	(5)	5,645	62	5,837	(407)	11,132

Ending balance	1,498,492	697,476	95,241	65,905	95	2,357,209

	For the nine months ended September 30, 2013
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,517,728	704,562	102,670	57,040	3,680	2,385,680
Acquisitions	561	14,715	27,265	17,451	3,276	63,268
Disposals	(1)	(353)	(121)	(817)	(1)	(1,293)
Depreciation (*)	—	(18,368)	(26,946)	(22,799)	—	(68,113)
Classification in assets held-for-sale	(888)	(1,654)	—	—	—	(2,542)
Transfers	—	6,920	—	—	(6,920)	—
Others	(5)	(145)	(222)	9,621	(4)	9,245
Credit card division spin-off	(2,487)	(842)	(1,491)	(322)	—	(5,142)

Ending balance	1,514,908	704,835	101,155	60,174	31	2,381,103

(*)	￦279 million among depreciation was classified into profit and loss from discontinued operations for the nine months ended September 30, 2013.

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Development costs	Software	Industrial property rights	Membership deposits (*)	Others	Goodwill	Total
Cost of purchases or appraised value	22,023	6,073	438	13,871	363,517	1,415	407,337
Accumulated depreciation	(13,784)	(618)	(202)	—	(322,788)	—	(337,392)
Accumulated impairment losses	—	—	—	(2,021)	—	—	(2,021)

Net carrying value	8,239	5,455	236	11,850	40,729	1,415	67,924

	December 31, 2013
	Development costs	Software	Industrial property rights	Core deposits	Membership deposits (*)	Others	Total
Cost of purchases or appraised value	18,463	824	397	3,107	13,601	347,126	383,518
Accumulated depreciation	(13,235)	(539)	(164)	(3,107)	—	(289,089)	(306,134)
Accumulated impairment losses	—	—	—	—	(1,368)	—	(1,368)

Net carrying value	5,228	285	233	—	12,233	58,037	76,016

(*)	Membership deposits include golf clubs and condominium membership deposits that cannot be measured with no exact period of useful life. Therefore, the Group has recognized impairment loss for the membership deposits where the recoverable amount is lower than the carrying amount.

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Development costs	Software	Industrial property rights	Membership deposits	Others	Goodwill	Total
Beginning balance	5,228	285	233	12,233	58,037	—	76,016
Acquisitions	3,569	5,440	41	603	16,413	1,403	27,469
Depreciation	(558)	(270)	(38)	—	(33,644)	—	(34,510)
Impairment loss (Reversal of impairment loss)	—	—	—	(920)	—	—	(920)
Disposals	—	—	—	(55)	—	—	(55)
Other decrease	—	—	—	(11)	(77)	12	(76)

Ending balance	8,239	5,455	236	11,850	40,729	1,415	67,924

	For the nine months ended September 30, 2013
	Development costs	Software	Industrial property rights	Core deposits	Membership deposits	Others	Total
Beginning balance	1,922	362	166	236	11,083	95,151	108,920
Acquisitions	2,693	28	105	—	3,290	3,396	9,512
Depreciation (*1)	(758)	(84)	(29)	(244)	—	(32,057)	(33,172)
Impairment loss (Reversal of impairment loss) (*2)	—	—	—	—	(280)	—	(280)
Disposals	—	—	—	—	(617)	—	(617)
Other decrease	1	1	(1)	8	(4)	(1)	4
Credit card division spin-off	—	—	(3)	—	(784)	(3,430)	(4,217)

Ending balance	3,858	307	238	—	12,688	63,059	80,150

(*1)	￦521 million among depreciation was classified into profit and loss from discontinued operations for the nine months ended September 30, 2013.
(*2)	￦6 million among impairment loss was classified into profit and loss from discontinued operations for the nine months ended September 30, 2013.

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Suspense receivables:	1,553	—
Prepaid expenses:
Prepaid expenses in local currency	204,150	151,418
Prepaid expenses in foreign currencies	5,984	6,043

	210,134	157,461

Others
Supplies and others	5,169	3,467
Non-operative assets:
Non-operative real properties	79	330

	216,935	161,258

18.	ASSETS HELD-FOR-SALE

In accordance with K-IFRS 1105 ‘Non-current assets held- for-sale and discontinued operations’, the Group reclassified certain assets into assets held-for-sale, amounting to ￦3,225 million and ￦587 million, respectively, as of September 30, 2014 and December 31, 2013.

19.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH A FORECLOSURE

(1)	Details of assets subject to lien are as follows (Unit: Korean Won in millions):

		September 30, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea investment securities and others	31,292	Margin deposit for future or option
Financial assets at FVTPL	Industrial financial institutions debt securities and others	Woori asset management and others	60,656	Bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Daewoo Securities and others	258,600	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	595,355	Bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	2,644,089	Limitation on total loan exposure and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	651,101	Bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	3,570,526	Limitation on total loan exposure and others

			7,811,619

		December 31, 2013
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities and others	8,242	Margin deposit for future or option
Financial assets at FVTPL	Financial institutions debt securities and others	Hanhwa Securities and others	176,298	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	126,589	Bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	2,284,954	Limitation on total loan exposure and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	651,582	Bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	2,728,492	Limitation on total loan exposure and others

			5,976,157

(*)	Debt securities sold under the agreements that the seller repurchases at the agreed price or the sales price plus additional amounts at specified rate. These debt securities are not derecognized from the consolidated statements of financial position of the Group. The buyers of these debt securities have right to sell and pledge without constraints. As these debt securities are not derecognized, the related transferred amounts are recorded as liabilities, which are debt securities sold under repurchase agreement.

(2)	The building of which carrying amounts are ￦79million and ￦329 million, respectively, as of September 30, 2014 and December 31, 2013, were acquired through foreclosures.

(3)	Details of loaned securities as of September 30, 2014 and December 31, 2013 are as follows (Unit: Korean Won in millions):

		September 30, 2014	December 31, 2013	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies securities	14,821	33,084	Samsung Securities and others
AFS financial assets	Korean treasury and government agencies bonds	140,956	240,034	Korea Securities Depository

		155,777	273,118

Loaned securities are lending of specific securities to borrowers who agreed to return the same quantity of the same security. As such, the Group does not derecognize these securities, and there is no liability recognized related to the loaned securities.

(4)	Collaterals held that can be disposed of and re-subject to lien regardless of defaults

Fair value of the collaterals held that can be disposed of and re-subject to lien regardless of defaults as of September 30, 2014 and December 31, 2013 is as follows (Unit: Korean Won in millions):

	September 30, 2014
	Fair value of collateral	Fair value of the collaterals held were disposed of and re-subject to lien
Securities	3,991,470	—

	December 31, 2013
	Fair value of collateral	Fair value of the collaterals held were disposed of and re-subject to lien
Securities	4,830,746	—

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Financial liabilities held-for-trading	2,021,545	2,105,469
Financial liabilities designated at FVTPL	424,396	525,568

	2,445,941	2,631,037

(2)	Details of financial liabilities held-for-trading are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Derivative liabilities	2,007,187	2,096,215
Gold banking liabilities	12,473	9,254
Loaned securities	1,885	—

	2,021,545	2,105,469

(3)	Details of financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Compound financial instrument	267,164	342,409
Debentures	157,232	183,159

	424,396	525,568

Compound financial instruments are designated as at FVTPL as the instruments contain one or more embedded derivatives and be permitted the entire compound financial instruments to be designated as at FVTPL in accordance with K-IFRS 1039 “Financial Instruments: Recognition and Measurement.”

A portion of liabilities which do not meet the definition of financial liabilities held-for-trading is designated as financial instrument at FVTPL by using fair value option to eliminate or significantly reduce a measurement or recognition inconsistency that would otherwise arise from recognizing assets and liabilities on a different basis.

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Financial liabilities designated at FVTPL	424,396	525,568
Changes in fair value for credit risk adjustments	(2,092)	(2,850)
Accumulated changes in credit risk adjustments	(45,232)	(43,531)

(5)	Differences between financial liabilities at FVTPL’s carrying amount and face amount at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Carrying amount	424,396	525,568
Face amount at maturity	521,989	644,271

	(97,593)	(118,703)

21.	DEPOSITS DUE TO CUSTOMERS (“ DEPOSITS ”)

(1)	Details of deposits by interest type are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Deposits in local currency:
Deposits on demand:
Interest bearing	2,921,540	3,166,059
Non-interest bearing	6,828,894	8,547,421

	9,750,434	11,713,480

Money Trusts	1,254,472	1,236,844
Deposits at termination	157,654,732	146,666,672
Mutual installment	47,715	53,189

	168,707,353	159,670,185

Certificate of deposits	803,479	3,297,551

Deposits in foreign currencies:
Interest bearing	11,310,595	10,978,023
Non-interest bearing	1,099,341	1,305,859

	12,409,936	12,283,882

Present value discount	(7,060)	(42,309)

	181,913,708	175,209,309

(2)	Details of deposits by customers are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Individuals	67,326,797	63,811,119
Corporation	55,988,251	56,701,458
Banks	18,627,412	17,192,049
Government agencies	17,670,432	15,826,903
Other financial institution	7,951,597	8,548,496
Government	1,776,860	1,197,202
Non-profit corporation	4,706,834	4,194,506
Educational organization	2,967,211	2,525,956
Foreign corporation	1,136,755	1,159,035
Others	3,768,619	4,094,894
Present value discount	(7,060)	(42,309)

	181,913,708	175,209,309

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	BOK	0.5~1.0	642,078
Borrowing from government funds	Small & medium Business Corporation and others	0.0~3.5	1,708,980
Others	Seoul Metropolitan Government and others	0.0~3.8	3,529,531
Borrowings in foreign currencies	JP Morgan Chase NY and others	0.0~9.0	6,404,191
Offshore borrowings in foreign currencies	Korea Exchange Bank and others	0.8	15,759
Call-money	Banks and others	0.0~3.3	2,313,359
Bonds sold under repurchase agreements	Other financial institutions	1.3~10.6	901,482
Bills sold	Others	0.0~2.7	94,649
Asset-backed debt	Others	2.0~5.5	367,609
Present value discount			(153)

			15,977,485

	December 31, 2013
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	BOK	0.5~1.0	513,841
Borrowing from government funds	Small & medium Business Corporation and others	0.0~3.5	1,790,146
Others	Seoul Metropolitan Government and others	0.0~3.8	2,769,875
Borrowings in foreign currencies	Bank of Communication and others	0.0~12.0	6,225,236
Offshore borrowings in foreign currencies	Toronto Dominion Bank SG	0.8	21,106
Call-money	Banks and others	0.0~5.5	4,871,976
Bonds sold under repurchase agreements	Other financial institutions	1.4~10.6	513,442
Bills sold	Others	0.0~2.7	111,096
Asset-backed debt	Others	2.9~3.2	448,500
Present value discount			(856)

			17,264,362

(2)	Details of borrowings from other financial institutions are as follows (Unit: Korean Won in millions):

	September 30, 2014
	BOK	General bank	Others	Total
Borrowings in local currency	642,078	—	—	642,078
Borrowings in foreign currencies	—	6,413,395	—	6,413,395
Call-money	399	1,396,460	916,500	2,313,359
Bonds sold under repurchase agreements	—	31,518	395,057	426,575

	642,477	7,841,373	1,311,557	9,795,407

	December 31, 2013
	BOK	General bank	Others	Total
Borrowings in local currency	513,841	—	—	513,841
Borrowings in foreign currencies	—	6,237,056	—	6,237,056
Call-money	963	1,804,513	3,066,500	4,871,976
Bonds sold under repurchase agreements	—	31,659	459,512	491,171

	514,804	8,073,228	3,526,012	12,114,044

(3)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2014		December 31, 2013
	Interest rate (%)	Amount	Interest rate (%)	Amount
Carrying value of bond:
Ordinary bonds	0.8~10.5	11,071,669	0.8~10.5	9,979,212
Subordinated bonds	3.4~10.3	5,704,612	3.4~10.3	6,160,786
Discount on bonds		(71,957)		(51,025)

		16,704,324		16,088,973

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Provisions for guarantees (*)	362,876	501,662
Provisions for unused commitments	58,969	68,363
Other provision	18,839	26,441
Asset retirement obligation	27,357	21,759

	468,041	618,225

(*)	Provisions for guarantees include provision for financial guarantee of ￦97,472 million and ￦123,227 million as of September 30, 2014 and December 31, 2013, respectively.

(2)	Changes in provision except asset retirement obligation and retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Provision for guarantees	Provision for unused commitments	Other provisions	Total
Beginning balance	501,662	68,363	26,441	596,466
Provisions provided	7,523	1,141	444	9,108
Provisions used	(28,730)	5	(8,048)	(36,773)
Others	25,434	(6)	2	25,430
Reversal of unused amount	(143,013)	(10,534)	—	(153,547)

Ending balance	362,876	58,969	18,839	440,684

	For the nine months ended September 30, 2013
	Provision for guarantees	Provision for unused commitments	Provision for credit card point	Other provisions	Total
Beginning balance	405,729	139,970	6,416	13,899	566,014
Provisions provided (*)	25,986	5,501	6,173	11,615	49,275
Provisions used	(25,456)	(12)	(5,157)	(2,095)	(32,720)
Others	35,794	(39)	—	52	35,807
Reversal of unused amount (*)	(46,197)	(22,633)	—	—	(68,830)
Credit card division spin off	(377)	(63,466)	(7,432)	(10,264)	(81,539)

Ending balance	395,479	59,321	—	13,207	468,007

(*)	For the nine months ended September 30, 2013, ￦10,343 million which was classified to profit and loss from discontinued operations, was included in provisions provided.

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance	21,759	13,427
Provisions provided	566	694
Provisions used	(508)	(323)
Discount rate adjustment	2,874	8,659
Amortization	405	37
Equity spin-off of credit card	—	(877)
Others	2,261	—

Ending balance	27,357	21,617

24.	RETIREMENT BENEFIT OBLIGATION

(1)	The Group’s defined benefit plan characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(2)	The Group exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate. The plan assets include equity instruments and are exposed to volatility and risks.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases. However, some plan assets are not influenced by (fixed rate obligation instruments) or slightly influenced by (equity instruments) an inflation rate.

(3)	Details of defined benefit obligation are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Present value of defined benefit obligation	598,513	471,214
Fair value of plan assets	(509,860)	(431,844)

Net defined benefit liabilities	88,653	39,370

(4)	Changes in the present value of defined benefit obligation for the nine months periods ended September 30, 2013 and 2014 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance	471,214	384,098
Service cost (*1)	80,971	81,212
Interest cost	14,583	10,612
Actuarial loss (gain) (*2)	55,667	(14,536)
Adjustment due to foreign currencies translation	(107)	1,614
Retirement benefit paid	(18,140)	(21,721)
Loss on the curtailment or settlement	(5,570)	(3,985)
Others	(105)	51

Ending balance	598,513	437,345

(*1)	Current service cost, amounting to ￦1,274 million, was reclassified to profit and loss from discontinued operations during the nine months ended September 30, 2013.
(*2)	All the changes about actuarial gains and losses are resulted from the effects of changes in actuarial assumptions of financial variables.

(5)	Changes in plan assets for the nine months ended September 30, 2013 and 2014 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance	431,844	318,161
Interest income	15,116	10,318
Return on plan assets (excluding amounts included in interest, above)	(12,517)	(1,497)
Employer’s contributions	96,700	104,140
Retirement benefit paid	(15,696)	(17,297)
Curtailment or settlement	(5,525)	(3,725)
Others	(62)	(203)

Ending balance	509,860	409,897

The Group’s plan assets are deposited to other financial institutions by investing financial products such as retirement pension. For the next fiscal period, the expected contribution from the Group is ￦103,548 million.

(6)	The significant actuarial assumptions used in defined benefit obligation assessment are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Discount rate	3.49%	4.28%
Future wage growth rate	5.72%	5.72%

(7)	Details of plan assets are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Time deposits	509,852	394,561
Others	8	37,283

	509,860	431,844

(8)	The sensitivity of actuarial assumptions used in assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

			September 30, 2014	December 31, 2013
Discount rate	Increase by 1	% point	(58,075)	(43,196)
	Decrease by 1	% point	66,049	50,652

Future wage growth rate	Increase by 1	% point	66,129	51,133
	Decrease by 1	% point	(59,166)	(44,336)

The sensitivity analysis indicates the change in the amounts of defined benefit obligation when each assumption changes while other assumptions remain constant. The sensitivity of defined benefit obligations is determined by the same methods as the projected unit credit method used in calculating net defined benefit liability recognized in the statements of financial position.

(9)	Details of maturity analysis of retirement benefit paid, which is not discounted, are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Less than 1 year	3,850	3,295
1~2 years	15,117	14,742
2~5 years	103,555	77,327
5~10 years	115,973	98,156
Over 10 years	355,909	273,380

(10)	Retirement benefit measured cost with respect to the defined contribution are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Severance benefits-defined contribution (*)	2,347	2,160

(*)	During the nine months ended September 30, 2013, ￦3 million, which were included in the severance benefits – defined contributions, were classified to profit and loss from discontinued operations.

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Other financial liabilities:
Accounts payable	6,637,969	8,008,826
Accrued expenses	2,242,038	2,211,467
Other financial liabilities (*)	31,363	27,458
Difference on discount for the present value of the other financial liabilities	(1,448)	(2,651)
Borrowing from trust accounts	3,425,383	3,361,478
Deposits received	243,686	297,232
Agency business revenue	737,627	406,576
Domestic exchanges payable	2,084,723	2,869,720
Foreign exchanges remittances	564,342	650,429
Others on credit cards	315	323
Agency and others	1,303,644	1,570,770

	17,269,642	19,401,628

Other liabilities:
Unearned income	61,974	77,429
Other miscellaneous liabilities	255,818	245,503

	317,792	322,932

	17,587,434	19,724,560

(*)	In accordance with the creditor financial institutions committee agreement, the Group is to carry out a payment of ￦21,272 million and ￦7,030 million to other creditor financial institutions as of September 30, 2014 and December 31, 2013, respectively, that are included in the “other financial liabilities” (Notes 10 and 40).

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		September 30, 2014
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For cash flow hedge
Interest rate:
Futures	141,098	—	—	—	—
Swaps	107,103,604	163,558	1,030,750	—	1,067,556
Long options	1,302,003	—	10,519	—	—
Short options	2,012,003	—	—	—	8,980
Currency:
Futures	300,009	—	—	—	—
Forwards	27,803,446	—	299,318	—	333,072
Swaps	18,297,068	—	627,468	—	548,720
Long options	1,519,118	—	40,734	—	—
Short options	1,709,975	—	—	—	18,479
Equity:
Futures	28,097	—	—	—	—
Long options	423,257	16	6,300	—	—
Short options	863,016	—	—	2,198	27,914
Others:
Futures	5,228	—	—	—	—
Forwards	38,950	—	2,087	—	1,999
Swaps	64,471	—	267	—	—
Short options	75,402	—	—	—	467

	161,686,745	163,574	2,017,443	2,198	2,007,187

		December 31, 2013
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For cash flow hedge	For trading
Interest rate:
Futures	31,722	—	—	—	—	—
Swaps	122,337,394	131,386	996,464	13	2,656	1,025,354
Long options	737,963	—	11,355	—	—	—
Short options	2,722,963	—	—	—	—	8,570
Currency:
Futures	1,404,267	—	—	—	—	—
Forwards	28,550,832	—	346,554	—	—	368,681
Swaps	19,642,395	—	713,975	—	—	655,134
Long options	642,132	—	51,496	—	—	—
Short options	644,770	—	—	—	—	8,391
Equity:
Futures	54,126	—	—	—	—	—
Long options	464,827	24	54,749	—	—	—
Short options	1,065,422	—	—	1,772	—	27,173
Others:
Futures	660	—	—	—	—	—
Forwards	12,607	—	268	—	—	507
Swaps	160,429	—	2,496	—	—	2,356
Short options	8,346	—	—	—	—	49

	178,480,855	131,410	2,177,357	1,785	2,656	2,096,215

The above disclosure includes all derivatives regardless of the financial instrument categories. Derivatives for trading classified into financial assets or liabilities at FVTPL (see notes 7 and 20) and derivatives for fair value hedge are separately stated in the consolidated statements of financial position.

The amounts of credit value adjustment (“CVA”) for the derivative assets and debt value adjustment (“DVA”) for the derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Fair value of derivative assets:
Derivative assets before adjustment	2,246,670	2,389,145
Credit value adjustment	(65,653)	(80,378)

	2,181,017	2,308,767

Fair value of derivative liabilities:
Derivative liabilities before adjustment	2,010,417	2,101,584
Debt value adjustment	(1,032)	(928)

	2,009,385	2,100,656

(2)	Gains or losses on valuation of derivatives are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Gain from fair value hedged items	21,959	80,140
Loss from fair value hedged items	(25,527)	(12,918)

	(3,568)	67,222

Gain from fair value hedging instruments	20,961	14,524
Loss from fair value hedging instruments	(17,330)	(69,153)

	3,631	(54,629)

27.	DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance	6,256	3,178
New transactions	8,307	5,064
Amounts recognized in net income	(4,243)	(2,882)

Ending balance	10,320	5,360

Although no observable elements were available in active market to determine fair value of the financial instruments, valuation techniques were utilized to determine fair value of such instruments. These financial instruments are recorded at their fair values at the point of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be realized in net income.

28.	CAPITAL STOCK, HYBRID EQUITY SECURITIES AND CAPITAL SURPLUS

(1)	Capital stock, hybrid securities and capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Capital stock:
Common stock	2,983,452	2,983,452
Hybrid equity securities	1,880,798	2,380,797
Capital surplus:
Capital in excess of par value	269,535	269,535
Other capital surplus	465,176	465,136

	5,598,961	6,098,920

(2)	The number of authorized shares is as follows (Unit: Korean Won in millions):

	September 30, 2014		December 31, 2013
Authorized shares of capital stock		3,000,000,000 shares		3,000,000,000 shares
Par value	￦	5,000	￦	5,000
Issued shares of Common stock		596,690,380 shares		596,690,380 shares

(3)	There has been no change in the number of shares issued during the nine months ended September 30, 2014 and 2013.

(4)	Hybrid equity securities classified as equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	September 30, 2014	December 31, 2013
Local currency	2008.6.20.	2038.6.20.	7.7	254,632	254,632
	2009.3.31.	2039.3.31.	6.7	—	499,999
	2013.4.25.	2043.4.25.	4.4	499,288	499,288
	2013.11.13	2043.11.13	5.8	199,702	199,702
Foreign currency	2007.5.2.	2037.5.2.	6.2	927,176	927,176

				1,880,798	2,380,797

The Group can exercise its right to early repayment after five or ten years after issuing hybrid equity securities, and at the date of maturity, the contractual agreements allow the Group to indefinitely extend the maturity date with the same contractual terms. Also, in case the Group decides not to pay the dividends of common share at general shareholder’s meeting, the Group may not pay interest on the hybrid equity securities.

(5)	Details of capital surplus are as follows (Unit: Korean Won in millions):

		September 30, 2014	December 31, 2013
Capital in excess of par value	Increase by issuance of preferred stock and common stock issue cost	269,535	269,535
Other capital surplus	Increase by acquisition of banking segment of formerly Peace Bank	31,903	31,903
	Gain on disposal of subsidiary stock (formerly Woori Investment Trust Management Co., Ltd.)	17,392	17,392
	Loss on disposal of subsidiary stock (formerly Woori Investment Securities Co., Ltd.)	(55,369)	(55,369)
	Increase by merger with formerly Woori Investment Bank Co., Ltd.	138,682	138,682
	Increase by merger with formerly Woori Card	330,395	330,395
	Increase by additional acquisition of interests in P.T. Bank Woori Indonesia	2,173	2,133

		465,176	465,136

		734,711	734,671

29.	OTHER EQUITY

Changes in other equity are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Beginning balance	Increase (decrease) (*)	Adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS securities	187,609	174,223	(74,715)	(17,804)	269,313
Share of other comprehensive gain (loss) on associates	774	(2,644)	—	639	(1,231)
Gain (loss) on overseas business translation and others	(127,531)	(25,432)	—	6,480	(146,483)
Remeasurement elements of net defined benefit liability	(55,369)	(68,148)	—	16,464	(107,053)
Others	—	(103)	—	—	(103)

	5,483	77,896	(74,715)	5,779	14,443

	For the nine months ended September 30, 2013
	Beginning balance	Increase (decrease) (*)	Adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS securities	207,776	(27,150)	(43,082)	15,114	152,658
Share of other comprehensive gain (loss) on associates	(281)	(1,410)	—	341	(1,350)
Gain (loss) on valuation of cash flow hedge	(1,447)	636	811	—	—
Gain (loss) on overseas business translation and others	(75,232)	(34,789)	—	8,216	(101,805)
Remeasurement elements of net defined benefit liability	(62,246)	13,330	—	(3,226)	(52,142)

	68,570	(49,383)	(42,271)	20,445	(2,639)

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase (decrease) represent the change from the valuation for the period, and adjustments show disposal or recognition of impairment losses on AFS financial assets.

30.	RETAINED EARNINGS

(1)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2014	December 31, 2013
Legal reserve	Legal reserve	1,475,636	1,434,455
	Other legal reserve	80,639	72,878

		1,556,275	1,507,333

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,134,544	7,914,544
	Regulatory reserve for credit loss	1,250,337	1,384,199
	Revaluation reserve	760,456	761,650
	Other voluntary reserve	11,800	11,800

		10,400,537	10,315,593

Retained earnings before appropriation		767,006	416,269

		12,723,818	12,239,195

1)	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

2)	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the Banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

3)	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

4)	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

5)	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

6)	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such short fall amount as regulatory reserve for credit loss.

7)	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings for the nine months ended September 30, 2014 and September 30, 2013 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance	12,239,195	12,195,154
Net income attributable to shareholder	746,345	416,643
Dividend and others	(261,706)	(273,828)
Others	(16)	—
Credit card division spin-off	—	(111,747)

Ending balance	12,723,818	12,226,222

31.	PLANNED REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated allowances for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Beginning	1,250,337	1,384,199
Amount estimated to be appropriated (reversed)	182,479	(133,862)

Ending	1,432,816	1,250,337

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the nine months ended September 30
	2014	2013
Net income	746,656	417,586
Planned reserves provided	182,479	(83,574)
Adjusted net income after the planned reserves provided	564,177	501,160
Adjusted earnings per share after the planned reserves provided (Won)	781	650

32.	DIVIDENDS

Details of dividends and dividend policies are as follows (Unit: Korean Won in millions except for per share amount):

	September 30, 2014	December 31, 2013
Shares outstanding (million)	597	597
Par value (Won)	5,000	5,000
Capital stock	2,983,452	2,983,452
Number of shares issued (million)	597	597
Dividend per share (Won)	—	275
Total dividend	—	164,000

33.	NET INTEREST INCOME

Net interest income is calculated by deducting interest expenses from interest income and its detail is as follows:

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	16,713	49,852	16,061	91,284
AFS financial assets	79,374	269,005	86,380	276,523
HTM financial assets	114,843	330,192	118,722	370,333
Loans and receivables:
Interest of due from banks	23,352	71,720	32,002	86,323
Interest of loans	1,949,016	5,849,024	1,991,649	6,008,744
Interest of other assets	10,963	33,405	11,706	39,061

	1,983,331	5,954,149	2,035,357	6,134,128

	2,194,261	6,603,198	2,256,520	6,872,268

Interest income accrued from impaired loan is ￦116,457 million and ￦96,297 million for the nine months ended September 30, 2014 and September 30, 2013, respectively.

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest of deposits	883,638	2,624,361	890,482	2,764,817
Interest of borrowings	56,954	176,169	58,241	180,378
Interest of debentures	152,850	490,989	171,671	521,631
Other interest expenses	32,946	95,795	34,308	103,611

	1,126,388	3,387,314	1,154,702	3,570,437

34.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Commission received:
Commission received in local currency	139,080	436,232	145,173	423,591
Commission received in foreign currencies	41,931	129,955	44,066	133,077

	181,011	566,187	189,239	556,668

Commission fees	19,659	57,145	24,917	69,892
Commission received on project financing	2,275	10,683	4,409	10,732
Commission received on credit card	284	771	272	776
CMA management charges	—	—	—	789
Commission received on securities	15,639	45,515	15,524	47,265
Other commissions received	5,902	17,696	4,507	12,404
Commission received on trust business	10,119	29,356	9,029	26,474

	234,889	727,353	247,897	725,000

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Commission expenses:
Commission expenses in local currency	15,559	55,028	12,802	48,434
Commission expenses in foreign currencies	7,190	21,202	7,124	23,041

	22,749	76,230	19,926	71,475

Commission expenses on credit card	240	725	258	722
Commission expenses on securities	37	122	13	40
Commission expenses on others	8,540	29,373	10,483	38,235
Commission expenses on trust business	641	1,655	509	1,483

	32,207	108,105	31,189	111,955

35.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	91	2,714	427	7,161
AFS financial assets	9,626	78,733	19,641	56,334

	9,717	81,447	20,068	63,495

36.	GAINS OR LOSSES RELATED TO FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on financial assets held-for-trading	84,316	74,952	66,827	160,293
Gain (loss) of financial assets designated at FVTPL	6,109	21,407	(41,655)	(10,139)

	90,425	96,359	25,172	150,154

(2)	Details of gains or losses on financial assets held-for-trading are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on securities:
Gain on valuation of securities in local currency	12,920	28,164	8,593	10,627
Gain on disposals of securities in local currency	11,728	24,449	8,028	32,349
Loss on valuation of securities in local currency	(6,512)	(12,989)	15,409	(25,960)
Loss on disposals of securities in local currency	(9,100)	(31,534)	(11,224)	(45,365)

	9,036	8,090	20,806	(28,349)

Gain (loss) on transactions and valuation of other financial instruments:
Gain on valuation of other financial instruments	278	3,194	1,870	4,781
Gain on transactions of other financial instruments	127	678	121	428
Loss on valuation of other financial instruments	(312)	(3,415)	(1,871)	(4,903)
Loss on transactions of other financial instruments	(163)	(406)	(100)	(181)

	(70)	51	20	125

	8,966	8,141	20,826	(28,224)

Gain (loss) on derivatives (for trading):
Gain (loss) on transactions and valuation of derivatives:
Gain on interest rates derivatives	344,124	951,192	282,038	1,002,673
Loss on interest rates derivatives	(347,905)	(986,200)	(290,214)	(1,001,638)

	(3,781)	(35,008)	(8,176)	1,035

Gain on currencies derivatives	131,205	1,548,682	169,973	2,940,104
Loss on currencies derivatives	(61,525)	(1,459,808)	(131,762)	(2,753,451)

	69,680	88,874	38,211	186,653

Gain on equity derivatives	16,405	49,279	14,619	51,058
Loss on equity derivatives	(5,976)	(35,581)	1,522	(50,394)

	10,429	13,698	16,141	664

Gain on other derivatives	2,205	13,451	2,593	10,408
Loss on other derivatives	(3,183)	(14,204)	(2,768)	(10,243)

	(978)	(753)	(175)	165

	75,350	66,811	46,001	188,517

	84,316	74,952	66,827	160,293

(3)	Details of gains or losses of financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on compound financial instruments:
Gain (loss) on disposals of compound financial instruments	(42)	9,324	(37,699)	(5,298)
Gain (loss) on valuation of compound financial instruments	7,537	1,849	(880)	(5,907)

	7,495	11,173	(38,579)	(11,205)

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	(1,386)	10,234	(3,076)	1,066

	6,109	21,407	(41,655)	(10,139)

37.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on transactions of securities	51,314	142,278	(9,588)	58,813
Impairment loss	(13,761)	(141,918)	(1,691)	(61,383)

	37,553	360	(11,279)	(2,570)

38.	GAIN (LOSS) ON HTM FINANCIAL ASSETS

There is no gain or loss on HTM financial assets for the nine months ended September 30, 2014 and September 30, 2013, respectively. In addition, details of interest income of HTM financial assets are stated in note 33.

39.	IMPAIRMENT LOSS DUE TO CREDIT LOSS

Impairment losses for loans, other receivables, guarantees and unused commitments recognized due to credit loss are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Loans	(267,581)	(691,748)	(757,311)	(1,617,929)
Guarantees and commitments	(29,471)	135,490	79,237	20,211
Provision for unused commitments	4,967	9,393	3,241	21,302

	(292,085)	(546,865)	(674,833)	(1,576,416)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND NET OTHER OPERATING INCOME (EXPENSE)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

		2014		2013
		Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Salaries	Short-term salaries	267,502	786,729	255,131	780,722
	Short-term salaries- employee benefits	85,149	246,975	80,612	239,993
	Severance benefits-defined benefit	27,132	80,393	27,354	79,972
	Severance benefits-defined contribution	836	2,347	779	2,157
	Termination benefits	—	67,708	—	53,016

		380,619	1,184,152	363,876	1,155,860

Depreciation		32,550	97,519	31,783	100,486
Other general and administrative expenses	Reimbursement	4,215	8,656	3,281	8,556
	Traveling expenses	1,736	5,289	1,703	4,880
	Operating promotion expenses	11,427	30,086	10,900	30,645
	Rent	62,698	184,063	53,318	159,002
	Maintenance	4,053	10,385	3,211	9,974
	Advertising	8,097	22,500	6,792	22,677
	Taxes and dues	23,475	74,447	26,324	78,708
	Insurance premium	1,152	3,320	936	2,402
	Computer related expenses	62,691	187,208	55,845	169,090
	Service charges	53,403	146,306	49,231	144,159
	Communications	8,978	25,596	8,002	26,979
	Printing	2,527	7,437	1,958	6,616
	Water, light and heating	4,137	11,868	3,833	11,745
	Supplies	1,416	4,386	1,395	4,563
	Vehicle maintenance	2,608	7,454	2,771	8,018
	Other expenses	142	313	83	269
	Others	1,474	5,081	2,286	5,792

		254,229	734,395	231,869	694,075

		667,398	2,016,066	627,528	1,950,421

(2)	Details of net other operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other operating income	302,617	1,470,194	1,034,023	2,426,348
Other operating expenses	(480,978)	(1,929,870)	(1,044,589)	(2,576,225)

	(178,361)	(459,676)	(10,566)	(149,877)

(3)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on transaction of foreign exchange	268,609	1,300,856	1,000,353	2,052,761
Gain on derivatives (hedge purpose)	(15,147)	20,961	(8,933)	14,524
Gain on fair value hedged items	9,777	21,959	15,049	80,140
Gain on disposals of loans	519	68,386	4,676	77,260
Gain on trusts	17	80	4,407	4,610
Other incomes (*)	38,842	57,952	18,471	197,053

	302,617	1,470,194	1,034,023	2,426,348

(*)	For the nine months ended September 30, 2014 and 2013, ￦57,993 million and ￦196,469 million, respectively, that the Group is to receive from other financial institutions, are included in “other incomes” in accordance with the agreement of financial institutions council (Notes 10 and 25).

(4)	Details of other operating expenses are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Loss on transaction of foreign exchange	323,072	1,242,855	849,785	2,014,361
Loss on derivatives (hedge purpose)	2,787	17,330	13,533	69,153
Loss on fair value hedged items	(17,839)	25,527	(9,159)	12,918
Deposit insurance premium	66,146	191,437	59,777	174,382
Contribution to miscellaneous funds	85,098	251,945	81,519	245,021
Export bond insurance fees	6	26	19	94
Loss on disposal of loans	10,100	10,118	14,986	14,986
Other expenses (*)	11,608	190,632	34,129	45,310

	480,978	1,929,870	1,044,589	2,576,225

(*)	The Group is to carry out a payment to other creditor financial institutions of ￦183,995 million, that is included in “other expenses” in accordance with the creditor financial institutions committee agreement (Notes 10 and 25).

41.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gain (loss) on valuation of investments in associates are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on valuation of investments in associates	8,641	33,546	6,844	23,067
Loss on valuation of investments in associates	(2,300)	(70,378)	(5,468)	(20,643)
Reversal of impairment loss of investments in associates	1	15,369	—	—
Impairment loss of investments in associates	(63)	(16,977)	—	—

	6,279	(38,440)	1,376	2,424

(2)	Details of other non-operating income (expenses) are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating income	49,419	109,521	44,243	108,820
Other non-operating expenses	(13,267)	(60,717)	(26,369)	(67,012)

	36,152	48,804	17,874	41,808

(3)	Details of other non-operating income are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on disposals of investment in associates	22,339	29,339	13,443	19,649
Rental fee income	4,173	12,054	4,083	12,292
Gain on disposals of other assets	32	383	883	1,294
Reversal of impairment of other assets	33	259	—	46
Gain on restoration	64	151	62	100
Others	22,778	67,335	25,772	75,439

	49,419	109,521	44,243	108,820

(4)	Details of other non-operating expenses are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Loss on disposals of investments in associates	34	34	—	4,464
Loss on disposals of other assets	367	603	252	626
Impairment loss of other assets	547	1,179	273	437
Donation	5,108	33,348	18,948	37,785
Loss on restoration	17	170	177	493
Depreciation of investment properties	1,066	2,779	849	2,564
Interest expenses of rent leasehold deposit	358	1,190	403	1,531
Expenses on collecting of charge-off loans	816	2,775	827	2,886
Others	4,954	18,639	4,640	16,226

	13,267	60,717	26,369	67,012

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Current income tax payable	364,165	38,677
Adjustment recognized in the period for current tax of prior periods	(4,623)	(7,479)
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	(110,597)	63,131
Deferred tax charged directly to OCI	5,454	20,445

Income tax expense :	254,399	114,774

Income tax expense for continuing operations	254,399	105,363
Income tax expense for discontinued operations	—	9,411

(2)	Income tax reconciled from net income is follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Net income before income tax :	1,001,055	532,360
Income from continuing operations before income taxes	1,001,055	493,473
Income from discontinued operations before income taxes	—	38,887
Tax calculated at statutory tax rate (*)	241,793	128,368
Adjustments:
Effect on non-taxable income	(27,555)	(27,523)
Effect on non-deductible expense	28,063	22,809
Consolidated tax return	—	(1,401)
Adjustment recognized in the period for current tax of prior periods	(4,623)	(7,479)
Others	16,721	—

Income tax expense :	254,399	114,774

Income tax expense for continuing operations	254,399	105,363
Income tax expense for discontinued operations	—	9,411

Effective tax rate for continuing operations	25.4%	21.4%
Effective tax rate for discontinued operations	—	24.2%

(*)	The corporate tax rate is 11 % up to ￦200 million, 22 % over ￦200 million to ￦20 billion and 24.2 % over ￦20 billion.

(3)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Loss on valuation of AFS securities	(84,597)	(66,793)
Gain (Loss) on valuation of investments in associates	392	(247)
Gain on overseas business translation and others	46,870	40,715
Actuarial gain	34,207	17,743

	(3,128)	(8,582)

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding. (Unit: Korean Won in millions, except for per share data)

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to common shares:
Net income attributable to the controlling equity	220,087	746,345	30,575	416,643
Dividend to hybrid securities	(31,122)	(97,706)	(35,278)	(100,522)

	188,965	648,639	(4,703)	316,121

Profit used in calculation of continuing operations income	188,965	648,639	(4,703)	286,645
Profit used in calculation of discontinued operations income	—	—	—	29,476
Weighted average number of common shares outstanding (million shares)	597	597	597	616
Basic EPS (Won) :	317	1,086	(8)	513
Continuing operations	317	1,086	(8)	465
Discontinued operations	—	—	—	48

(2)	Diluted EPS is calculated by reflecting the dilution effect to net income. (Unit: Korean Won in millions, except for per share amounts)

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Diluted net income:
Net income attributable to common shares	188,965	648,639	(4,703)	316,121
Dilution effect of convertible preferred stock	—	—	—	—

	188,965	648,639	(4,703)	316,121

Profit used in calculation of continuing operations income	188,965	648,639	(4,703)	286,644
Profit used in calculation of discontinued operations income	—	—	—	29,477
Weighted average number of share for diluted EPS (million shares) :	597	597	597	652
Weighted average number of common shares outstanding (million shares)	597	597	597	616
Convertible preferred stock (million shares)	—	—	—	36

Diluted EPS (Won) :	317	1086	(8)	484
Continuing operations	317	1086	(8)	439
Discontinued operations	—	—	—	45

Diluted EPS is calculated by adjusting the assumption that all of dilutive potential common shares are converted to common shares, used for the weighted average number of share calculation. EPS and Diluted EPS for the nine month ended September 30, 2013 were the same as the dilutive potential common shares of the Bank as of September 30, 2013 were convertible preferred stock that had no dilutive impact. There are no dilutive potential common shares as of September 30, 2014 as the convertible preferred stocks have been converted to common shares during the year ended December 31, 2013.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Group has provided to others are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Confirmed guarantees:
Guarantees for loans	110,720	144,967
Acceptances	542,992	837,129
Guarantees in acceptances of imported goods	106,273	151,327
Other confirmed guarantees	8,086,491	7,982,961

	8,846,476	9,116,384

Unconfirmed guarantees:
Local letters of credit	576,726	661,612
Letters of credit	4,527,408	4,655,998
Other unconfirmed guarantees	1,760,488	1,779,210

	6,864,622	7,096,820

Commercial paper purchase commitments and others	2,289,957	1,924,176

	18,001,055	18,137,380

(2)	Details of loan commitments and the other commitments which the Group provided to others are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Loan commitments in local currency	40,835,959	41,849,043
Loan commitments in foreign currencies	22,018,001	23,195,943
Securities purchase contracts	1,455,253	1,442,603

	64,309,213	66,487,589

(3)	Details of guarantees and the related provisions for guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Confirmed guarantees	8,846,476	9,116,384
Unconfirmed guarantees	6,864,622	7,096,820
Commercial paper purchase commitments and others	2,289,957	1,924,176

	18,001,055	18,137,380

Provisions for guarantees	362,876	501,662
Ratio of provisions to total guarantees	2.02%	2.77%

(4)	As of March 31, 2013, the Group jointly took responsibility to reimburse the remaining portion of liabilities of Woori Card Co., Ltd., a newly-established company spun-off (refer to Note 46).

(5)	Litigation case

The Group has filed and faced lawsuits as follows (Unit: Korean Won in millions):

	September 30, 2014
	As plaintiff (*)	As defendant
Number of cases	88 case	303 case
Amount of litigation	964,347	356,380
Provisions for litigations		12,296

	December 31, 2013
	As plaintiff (*)	As defendant
Number of cases	84 case	311 case
Amount of litigation	1,185,147	441,370
Provisions for litigations		20,498

(*)	The minor lawsuits in relation to the collection or management of loans are excluded from the number of cases.

The domestic banks refused to refund the cost to put up collateral security to the customers which were determined and mediated by Korean Consumer Agency. In this regard, the Group was filed in 44 lawsuits as of September 30, 2014 and further more lawsuits are expected. The management does not expect the outflow of the Bank’s resources with respect to the lawsuit is probable, as such the Bank has not recognised any provision for the litigations.

(6)	During the year ended December 31, 2013, the Supreme Court ruled about ‘Ordinary wages’. The Group reviewed the impact of the rule on the consolidated financial statement of the Group as of September 30, 2014. The Group believed that the rule has no impact on the consolidated financial statements of the Group. Therefore the Group has not recognized any provision related to ‘Ordinary wage.’

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Group as of September 30, 2014 are as follows:

Related parties
Ultimate controlling party (Government related entity)	Korea Deposit Insurance Corporation (“KDIC”)

Parent	Woori Finance Holdings Co., Ltd. (“WFH”)

Associates	Kumho Tires Co., Ltd., Osung LST Co., Ltd., Woori Blackstone Korea Opportunity Private Equity Fund 1, Woori Private Equity Fund, United PF 1st Corporate Financial Stability, STX Corporation, Samho International Co., Ltd., Ansang Tech Co., Ltd., Woori Service Networks Co., Ltd., Force TEC Co., Ltd., Hana Engineering & Construction Co., Ltd., Phoenix Digital Tech Co., Ltd., Chin Hung International Inc., Korea Credit Bureau Co., Ltd., Poonglim Industrial Co., Ltd., Korea Finance Security Co., Ltd., STX Engine Co,. Ltd., Saudara Bank

Others	Woori Finance Research Institute, Woori Renaissance Holdings Co., Ltd., Woori FIS Co., Ltd., Woori EL Co., Ltd., Woori Invest Bank Co., Ltd., Woori Columbus 1st Special Purpose Entity, Woori Private Equity, Woori Card co., Ltd., My Asset Manhattan Private Real Estate Trust 1st , Sahn Eagle LLC

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		Accounts	September 30, 2014	December 31, 2013
Ultimate controlling party (Government related entity)	KDIC	Other assets	691,193	790,701
		Deposits	612,193	807,163
		Other liabilities	8,628	3,898
Parent	WFH	Other assets	—	134,830
		Deposits	1,555,592	72,670
		Other liabilities	20,155	25,826
Associates	Kumho Tires Co., Ltd.	Loans	336,027	356,764
		Provision for credit loss	(32,161)	(35,944)
		Other assets	732	45,669
		Deposits	58,929	57,855
		Other liabilities	134	90
	Korea Credit Bureau Co., Ltd.	Deposits	3,725	4,029
		Other liabilities	3	101
	Woori Private Equity Fund and subsidiaries	Other assets	2	5
		Deposits	604	5,559
		Other liabilities	—	2
	Korea Finance Security Co., Ltd.	Deposits	2,212	4,070
		Other liabilities	28	15
	Woori Service Networks Co., Ltd.	Deposits	2,958	2,642
		Other liabilities	80	50
	United PF 1st Corporate Financial Stability	Deposits	31	38
	Chin Hung International Inc.	Loans	35,938	45,994
		Provision for credit loss	(33,516)	(39,639)
		Deposits	2,237	1,073
		Other liabilities	20	1
	Poonglim Industrial Co., Ltd.	Loans	28,999	36,874
		Provision for credit loss	(129)	(266)
		Other assets	1	—
		Deposits	8,597	15,508
		Other liabilities	9	39
	Phoenix Digital Tech Co., Ltd.	Loans	3,779	1,209
		Provision for credit loss	(126)	(72)
		Deposits	343	495
		Other liabilities	4	11
	Ansang Tech Co., Ltd.	Loans	38	223
		Provision for credit loss	(38)	(142)
		Other assets	—	10
	Samho International Co., Ltd.	Loans	42,900	51,896
		Provision for credit loss	(4,935)	(33,024)
		Deposits	94,777	149,685
		Other liabilities	144	89
	Force TEC Co., Ltd.	Loans	23,212	46,421
		Provision for credit loss	(3,602)	(27,035)
		Deposits	360	297

Related party		Accounts	September 30, 2014	December 31, 2013
Associates	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Provision for credit loss	(169)	(169)
		Deposits	67	903
	STX Engine Co., Ltd.	Loans	139,944	104,557
		Provision for credit loss	(21,292)	(10,935)
		Other assets	221
		Deposits	14,634	6,023
		Other liabilities	44	99
	STX Corporation	Loans	177,344	—
		Provision for credit loss	(12,421)	—
		Deposits	25,468	—
		Other liabilities	16	—
	Osung LST Co., Ltd.	Loans	17,018	—
		Provision for credit loss	(2,756)	—
		Other assets	682	—
		Deposits	2,764	—
		Other liabilities	11	—
Others	Woori Finance Holdings Co., Ltd. and subsidiaries	Loans	—	50,000
		Provision for credit loss	—	(367)
		Other assets	10,316	16,819
		Deposits	78,760	85,121
		Borrowings	—	1,000
		Other liabilities	29,904	39,149
	Woori Private Equity and subsidiaries	Deposits	8,548	8,103
		Other liabilities	69	30
	Associates of Woori Private Equity	Deposits	16,773	26,014
		Other liabilities	148	275

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine months ended September 30
Related party		Accounts	2014	2013
Ultimate controlling party (Government related entity)	KDIC	Interest income	20,450	18,878
		Interest expenses	11,373	4,970
		Reversal of provision for credit loss	(58)	—
Parent	WFH	Fees income	41	25
		Other income	742	1,363
		Interest expenses	15,589	4,192
		Fees expenses	26,645	34,705
		Other expenses	386	173
Associates	Kumho Tires Co., Ltd.	Interest income	—	754
		Fees income	6	5
		Other income	—	1,479
		Interest expenses	153	323
		Bad debt expenses (Reversal of provision for credit loss)	(3,783)	1,028
	Korea Finance Security Co., Ltd.	Interest expenses	41	75
	Korea Credit Bureau Co., Ltd.	Interest expenses	52	81
	Woori Service Networks Co., Ltd.	Other income	20	16
		Interest expenses	73	48
		Reversal of provision for credit loss	—	(1)
	United PF 1st Corporate Financial Stability	Interest expenses	—	34
	Woori Private Equity Fund	Fees income	6	9
		Interest expenses	33	34
	Chin Hung International Inc.	Fees income	1	1
		Interest expenses	20	77
		Bad debt expenses (Reversal of provision for credit loss)	(6,123)	3,614
	Poonglim Industrial Co., Ltd.	Interest expenses	18	59
		Reversal of provision for credit loss	(137)	(47)
	Phoenix Digital Tech Co., Ltd.	Interest expenses	10	7
		Bad debt expenses (Reversal of provision for credit loss)	55	(196)

			For the nine months ended September 30
Related party		Accounts	2014	2013
Associates	Ansang Tech Co., Ltd.	Reversal of provision for credit loss	(104)	—
	Samho International Co., Ltd.	Fees income	4	—
		Interest expenses	928	—
		Reversal of provision for credit loss	(28,089)	—
	Force TEC Co., Ltd.	Interest expenses	3	—
		Reversal of provision for credit loss	(23,433)	—
	STX Engine Co., Ltd.	Interest income	18,359	—
		Fees income	62	—
		Interest expenses	35	—
		Bad debt expenses	10,357	—
	STX Corporation	Interest expenses	4	—
		Reversal of provision for credit loss	(159,597)	—
	Osung LST Co., Ltd.	Interest income	2,314	—
		Other income	487	—
		Interest expenses	24	—
		Reversal of provision for credit loss	(2,624)	—
Others	Woori Finance Holdings Co., Ltd. and subsidiaries	Interest income	9,065	2,247
		Fees income	85,995	53,295
		Other income	5,857	6,008
		Interest expenses	164	942
		Bad debt expenses (Reversal of provision for credit loss)	316	(1,163)
		Other expenses	165,767	154,643
	Woori Private Equity and subsidiaries	Interest expenses	129	73
		Reversal of provision for credit loss	—	(1)
	Associates of Woori Private Equity	Interest expenses	335	381

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	September 30, 2014	December 31, 2013
KDIC	Loan commitment	1,500,000	2,000,000
Kumho Tires Co., Ltd.	Loan commitment in foreign currencies	—	208
	Import credit in foreign currencies	17,339	12,832
	Loan commitment	70,950	113,453
Chin Hung International Inc.	Loan commitment	40,630	40,620
Phoenix Digital Tech Co., Ltd.	Loan commitment	1,201	3,771
STX Engine Co., Ltd.	Import credit in foreign currencies	82,553	21,213
	Loan commitment	21,688	38,147
Samho Co., Ltd.	Import credit in foreign currencies	2,434	1,930
	Loan commitment	30,200	—
STX Corporation	Import credit in foreign currencies	26,042	—
	Loan commitment	13,495	—
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	—

For the guarantees provided to the related parties, the Group recognized provisions for guarantees amounting to ￦1,584 million and ￦1,355 million, respectively, as of September 30, 2014 and December 31, 2013.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Salaries	953	544
Severance and retirement benefits	74	49

The key management represents non-executive directors and executive directors. As of September 30, 2014 and December 31, 2013, loans from transactions with key management amount to ￦34 million, and ￦269 million, respectively. In conjunction with the loans, the Group has not recognized any credit losses, and hence no allowance. In addition, as of September 30, 2014 and December 31 2013, the liability recognized from transactions with key management amounts to ￦733 million and ￦1,346 million, respectively.

46.	CREDIT CARD DIVISION SPIN-OFF

(1)	As of September 16, 2011, the board of directors of WFH and the Group decided to spin-off the Group’s credit card division and establish a new credit card company to be a subsidiary of WFH to enhance the competiveness in credit card business. On April 1, 2013, credit card division was spin-off in accordance with such resolution as a date of spin-off of March 31, 2013.

The shareholder of the partitioned company received 100% of the newly issued shares of the credit card company in proportion to its ownership as of the spin-off date. The business segments of the Group, other than credit card operation segment, continue to exist after the spin-off. Both the Group and the newly established credit card company are jointly responsible for the liabilities arising from the conditions existing before the spin-off date.

(2)	Details of assets and liabilities transferred from the Group to Woori Card are as follows (Unit: Korean Won in millions):

April 1, 2013
Cash and cash equivalents	375,175
AFS financial assets	62,177
Loans and receivables	3,750,221
Investment in associates	521
Premises and equipment	5,142
Intangible assets	4,217
Deferred tax assets	24,340
Other assets	2,781

4,224,574

Debentures	2,699,537
Provisions	83,053
Other financial liabilities	320,050
Other liabilities	71,934

3,174,574

Accumulated other comprehensive income	14,578

(3)	For the nine months ended September 30, 2013, the summarized financial information of credit card operating segment is as follows (Unit: Korean Won in millions):

2013
Nine months ended September 30
OPERATING INCOME:	31,035
Net interest income:
Interest income	222,010
Interest expenses	30,652

191,358

Net fee and commission income:
Fee and commission income	11,708
Fee and commission expenses	130,664

(118,956)

Dividend income	4,236
Gain on AFS financial assets	1,027
Impairment losses for loans, other receivables, guarantees and unused commitments	(26,815)
General and administrative expenses	(18,536)
Other operating income	(1,279)
Net other operating income	7,852

NET INCOME BEFORE INCOME TAX EXPENSE	38,887

INCOME TAX EXPENSE	(9,411)

PROFIT FROM DISCONTINUED OPERATIONS	29,476

(4)	Cash flows related to discontinued operations are as follows (Unit: Korean Won in millions):

For the nine months ended September 30, 2013
Cash flows from operating activities	374,127
Cash flows from investing activities	1,048
Cash flows from financing activities	—

47.	TRUST ACCOUNTS

The financial information of the trust accounts have been prepared in accordance with K-IFRS 5004 ‘trust agent’s trust account’ and detailed enforcement rules of regulations on supervision of financial corporation, which are based on capital market and financial investment business.

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets
	September 30, 2014	December 31, 2013
Trust	30,761,994	29,413,864

	Operating revenue
	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013
Trust	569,033	545,799

(2)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

1)	Receivables/Payables

	September 30, 2014	December 31, 2013
Receivables:
Trust fees receivables	27,082	17,077
Payables:
Borrowings from trust accounts	3,127,449	3,130,738

2)	Revenue/Expenses

	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013
Revenue:
Trust fees	30,695	26,809
Cancellation of contract fee	—	11
Expenses:
Interest expenses on borrowings from trust accounts	60,828	71,173

(3)	Trust accounts guaranteeing the repayment of principal and Trust accounts guaranteeing a fixed rate of return on, and the repayment of principal

1)	The carrying value of trust accounts with agreement to guarantee the principal amount or the fixed dividend and the amount that should be covered by the inherent account were as follows (Unit: Korean Won in millions):

	Monetary trusts	September 30, 2014	December 31, 2013
Commitment to preservation of part of principal	Household	14,991	16,130
	Corporate	1,123	1,174
	Installment purpose	2,072	2,139

		18,186	19,443

Trust accounts guaranteeing the repayment of principal	Old-age Pension Trusts	5,785	6,369
	Personal Pension Trusts	525,139	540,912
	Pension Trusts	614,303	572,095
	Retirement Trusts	77,184	82,417
	New Personal Pension Trusts	8,997	9,373
	New Old-age Pension Trusts	4,011	5,360

		1,235,419	1,216,526

Trust accounts guaranteeing a fixed rate of return on, and the repayment of principal	Development Trusts	19	19
	Unspecified Money Trusts	847	857

		866	876

		1,254,471	1,236,845

2)	As of September 30, 2014 and December 31, 2013, the amounts required to be paid by the Group due to the principal guarantee provided or as a result of the investment outcomes for the principal guaranteed trusts are as follows: (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Liabilities for the account (subsidy for trust account adjustment)	10	10

48.	EVENT SUBSEQUENT TO THE REPORTING PERIOD

(1)	Merger between Woori Bank and Woori Finance Holdings Co., Ltd.

In accordance with the privatization plan by KDIC, on November 1, 2014, the Group (acquirer) merged with Woori Financial Holdings Co., Ltd. (acquiree), a former holding company of the Group, based on the decision of board of directors on July 28, 2014. As a result, Woori Financial Holding Co. Ltd. ceased to exist as a legal entity, and the Bank became a continuing entity. As the ratio of merger is 1:1.00000000, the shareholders of WFH, which will be merged into the Bank, shall be distributed a common stock of Woori Bank (or the “Bank”) per a common stock of WFH previously holding.

The total number of 5.97 million shares, which had been the common stocks of the Bank, was disposed through the capital reduction, and 6.76 million shares were newly issued based on the ratio of merger. As such, the total number of shares outstanding as at the effective date of the merger is 6.76 million.

Details of the merger are described as follows:

Classification	Details
Type	Merger

Companies involved in merger	Woori Bank (continuing company)
Woori Financial Holdings Co., Ltd. (extinctive company)

New shares acquired due to merger	676,278,371 shares of common stock

Schedule	Date of merger:	November 1, 2014
	Scheduled date of registration of merger:	November 3, 2014
	Scheduled date for distribution of stocks:	November 18, 2014
	Scheduled date for listing of stocks:	November 19, 2014

(2)	Merger between P.T. Bank Woori Indonesia and Saudara Bank

On September 18, 2014, P.T. Bank Woori Indonesia, which is a subsidiary of the Bank, and Saudara Bank agreed on the merger based on the decision of boards of directors of the both bank, and the shareholders’ meetings to approve the transaction are planned to be held on November 17, 2014. Meanwhile, the approval procedures for the merger are currently in process with the regulatory authority of each bank.